Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and among

THE CITY OF PHILADELPHIA,

as Seller,

UIL HOLDINGS CORPORATION,

as Parent

and

WGP ACQUISITION LLC,

as Buyer

Dated March 2, 2014

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made the 2nd day of March, 2014, by and among The City of Philadelphia, a corporation and body politic and a political subdivision of the Commonwealth of Pennsylvania (“Seller”), by and through Seller’s Department of Public Property, Procurement Department, Office of the Director of Finance and Office of the Mayor, UIL Holdings Corporation, a Connecticut corporation (“Parent”), and WGP Acquisition LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Buyer”).

W I T N E S S E T H :

WHEREAS, the Philadelphia Gas Works (“PGW”) comprises the assets and liabilities associated with the Business (as defined below), which are held in part in Seller’s name, in part in the name of PGW, and in part in the name of PGW by and through Philadelphia Facilities Management Corporation, a Pennsylvania nonprofit corporation, as operator of the Business (“PFMC”), which currently operates the Business on behalf of Seller;

WHEREAS, PGW is a city natural gas distribution operation that came under regulation by the Pennsylvania Public Utility Commission (“PUC”), pursuant to the Natural Gas Choice and Competition Act, 66 Pa. C.S. § 2212, et seq.;

WHEREAS, Seller has solicited competitive proposals for the sale of the assets and assumption of liabilities of the Business after appropriate public advertising and in conformity with applicable law, and has determined that the best terms obtainable are those as set forth herein;

WHEREAS, Buyer desires to purchase, and Seller desires to sell, the Purchased Assets (as defined below), and Buyer desires to assume the Assumed Liabilities (as defined below) on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Parent shall guarantee all the obligations of Buyer under this Agreement and the Related Documents (as defined below);

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Certain Defined Terms.  For purposes of this Agreement, each of the following terms has the meaning specified or referred to in this Article I (such definitions to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliated” and “Affiliates”:  entities shall be deemed “Affiliated” as to each other to the extent (i) one of the entities directly or indirectly controls the other, or the direct or indirect control of one of the entities is exercised by the officers, directors, stockholders, members, managers or partners of the other entity (whether or not such persons exercise such control in their capacities as officers, directors, stockholders, members, managers or partners) or (ii) is deemed to be an Affiliate under Rule 12b-2 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended.

“Assumed Contract”:  except as otherwise provided in Section 2.4, any Contract to which Seller (whether in its own name or PGW’s name) or another Business Operator is or was a party that relates exclusively to the Business, other than Contracts listed on Section 1.1-A of the Seller Disclosure Letter.

“Assumed Environmental Liabilities”:  all Environmental Liabilities of Seller (whether in its own name or PGW’s name) or PFMC, to the extent arising from or relating to the Business, at any location, including those now or formerly owned, leased, licensed, operated, or managed by a Business Operator, or to the extent arising from or relating to the Purchased Assets, whether known or unknown, to the extent arising from or relating to the period before, on or after the Closing including the liabilities to the extent arising from or relating to the formerly owned manufactured gas plant (“MGP”) properties used in the Business.

“Bonds”:  the bonds, notes or similar instruments of Seller that are payable from revenues of the Business.

“Business”:  the natural gas supply, distribution, liquefaction, and vaporization business and operations, including gas line and equipment repair and maintenance, and historical gas manufacture and appliance sales, as conducted by Business Operators primarily located in the City of Philadelphia, Commonwealth of Pennsylvania.

“Business Day”: any day that is not a Saturday, Sunday or other day on which banks in Philadelphia, Pennsylvania are authorized or required by law to close.

“Business Operators”: Seller, PFMC, any of their respective predecessors, or other operators of the Business including the Persons set forth in Section 1.1-B of the Seller Disclosure Letter.

“Buyer Disclosure Letter”: the Disclosure Letter delivered by Buyer to Seller concurrently with the execution and delivery of this Agreement.

“Claim”: any and all civil, criminal, administrative, regulatory, or judicial actions or causes of action, suits, petitions, proceedings (including arbitration proceedings), investigations, hearings, demands, demand letters, claims, or notices of noncompliance or violation delivered by any Governmental Body or other Person.

“Claim Notice”: a written notice of a Claim given by a party seeking payment, action or indemnification pursuant to the terms of this Agreement that specifies in reasonable detail the nature of the Losses and the estimated amount of such Losses (in each case to the extent known or estimable).

“commercially reasonable efforts”: the efforts that a person desirous of achieving a result would use in similar circumstances to accomplish that result as expeditiously as reasonably practicable and, regard shall be had, among other factors, to (i) the price, financial interest and other terms of the obligation and the benefits of the results to be achieved, (ii) the degree of risk normally involved in achieving the expected result, and (iii) the ability of an unrelated person to influence the performance of the obligation.

“Compliant”: throughout the Marketing Period, (i) the Required Information does not contain any material misstatements or omissions and complies in all material respects with the requirements of Form S-1 for a securities offering by the Parent or Buyer under the Securities Act of 1933 and (ii) the financial statements contained in the Required Information are sufficient for the delivery of a customary accountants’ comfort letter under SAS 100 (including customary negative assurance) with respect to financial information regarding the Business, the auditors have delivered a draft comfort letter in customary form and indicated that they are willing to deliver the comfort letter in customary form and upon any pricing and closing of a securities offering during the Marketing Period, and no audit opinion in respect of the financial statements contained in the Required Information has been qualified or withdrawn.

“Confidentiality Agreement”:  that certain confidentiality agreement dated September 9, 2013, between Buyer and Seller, as may be amended.

“Consent”:  any approval, consent, ratification, waiver, clearance or other authorization from any Person. The term Consent includes the issuance of Certificates of Public Convenience by the PUC.

“Contamination”: the presence of Hazardous Material at any property, or arising from any property, which may require remediation or otherwise give rise to liability under any applicable law.

“Contract”:  any agreement, contract, purchase order, document, note, bond, indenture, mortgage, deed of trust, lease, sublease, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding, including Rights of Way.

“Defined Contribution Plan”:  the Philadelphia Gas Works Defined Contribution Plan, a tax qualified defined contribution governmental plan established effective May 21, 2011, as amended.

“Employee”:  an individual who is employed by PGW, PFMC, or the Philadelphia Gas Commission (“PGC”) as of the date hereof and any person who is hired by PGW, PFMC, or PGC after the date hereof and before the Closing Date. The term Employee shall not include any individual who renders services as, or on behalf of, a consultant or contractor.

“Encumbrance”:  any charge, adverse claim, lien, encumbrance, mortgage, pledge or security interest, conditional and installment sale agreement, activity and use limitation, rights of way, covenant, obligation, limitation, title defect, deed restriction, purchase right, any recorded or unrecorded agreement, contract, option, commitment, right, privilege or other right of another Person and any other restriction of any kind, including restriction on use, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environmental Claim”:  any and all Claims alleging or involving potential liability (including potential liability for enforcement, investigatory costs, damages, Losses, contribution, indemnification, cost recovery, compensation, injunctive relief, cleanup costs, governmental resource costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from: (a) the presence or Release into the environment of any Hazardous Materials to the extent related to the operation of the Business, at any location, now or formerly owned, leased, licensed, operated, or managed by any of the Business Operators, (b) any violation of any Environmental Law applicable to the Business; or (c) the storage, transportation, treatment, disposal, discharge, recycling or Release of Hazardous Materials at any Off-Site Location to the extent arising out of the operation of the Business.

“Environmental Law”:  any Legal Requirement concerning pollution (or the cleanup thereof) or protection of human health from exposure to any Hazardous Material or the protection of the environment or natural resources or damages relating thereto, including those relating to (a) emissions, discharges or Releases of Hazardous Materials into the environment (including ambient air, surface water, groundwater, land, or subsurface strata), and (b) the presence of, exposure to, or the management, handling, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of Hazardous Material.

“Environmental Liability”:  any liability, responsibility, obligation, or Environmental Claim to the extent arising out of or relating to:

(a)      the presence of any Hazardous Material in the soils, groundwater, surface water or air on, under or about or emanating from the assets and properties currently or formerly used, operated, owned, leased, controlled, possessed, occupied or maintained by a Person (including predecessors-in-interest to such Person) and any such Hazardous Material emanating to adjoining or other properties;

(b)      the storage, disposal, Release, discharge, spillage, loss, seepage or filtration of Hazardous Material by a Person (including predecessors-in-interest to such Person) or its employees, agents or contractors from, on, under or about the assets or properties currently or formerly owned, leased, licensed, operated, or managed by such Person (including predecessors-in-interest to such Person) or the presence therein or thereunder of any underground or above-ground tanks for the storage of fuel, oil, gasoline and/or other petroleum products or by-products or other Hazardous Material;

(c)      the violation or noncompliance or alleged violation or noncompliance by a Person (including predecessors-in-interest to such Person) or its employees, agents or contractors of any Environmental Law;

(d)      the failure by a Person (including predecessors-in-interest to such Person) or its employees, agents or contractors to have obtained or maintained in effect any Environmental Permit as a result of its or their conduct, actions or operations or the use, operation, ownership, lease, control, possession, occupancy, maintenance or condition of such Person’s assets or properties;

(e)      the storage, transportation, treatment, disposal, discharge, recycling or Release of Hazardous Materials, or the arrangement for same, by a Person (including predecessors-in-interest to such Person), at any Off-Site Location;

(f)      any and all Proceedings arising out of any of the above-described matters, including Proceedings by Governmental Bodies for enforcement, investigation, monitoring, cleanup, containment, removal, treatment, response, restoration, remedial or other actions, damages, penalties, compensation, or costs, and Proceedings by any third party seeking damages, contribution, indemnification, cost recovery, penalties, compensation or injunctive relief; and

(g)      any and all remedial work and other corrective action (including investigation or monitoring of site conditions, or any clean-up, containment, treatment, response, restoration or removal) taken to comply with applicable remediation criteria imposed by, or the costs of which are imposed upon, a Person arising from any of the above-described matters.

“ERISA”:  the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and the regulations and rules issued pursuant thereto.

“Estimated Net Current Assets Adjustment”:  the amount by which the Estimated Net Current Assets exceeds the Target Net Current Assets (in which event the Estimated Net Current Assets Adjustment shall be a positive amount) or by which the Target Net Current Assets exceeds the Estimated Net Current Assets (in which event the Estimated Net Current Assets Adjustment shall be a negative amount).

“Excluded Assets”:  the following assets, each of which shall be excluded from the Purchased Assets, and not acquired by Buyer:

(a)      cash and cash equivalents, including any sinking funds related to the Bonds (other than, for the avoidance of doubt, items set out in clause (k) of the “Purchased Assets” definition);

(b)      all real estate documents and materials of whatever nature required to be held by, or to be in the custody of, the City Department of Records to the extent copies of such documents are available to Buyer;

(c)      duplicate copies of all books and records transferred to Buyer, and all records prepared in connection with the sale of the Business (including bids received from third parties and analyses relating to the Business), in each case subject to the confidentiality provisions of Section 6.1(f);

(d)      inventory or other personal property otherwise within the definition of Purchased Assets disposed of by Seller after the date of this Agreement to the extent such dispositions are not prohibited by this Agreement or are approved by Buyer pursuant to Section 6.1;

(e)      rights to refunds of Taxes for periods on or before the Closing Date payable with respect to the Business or the Purchased Assets and all deferred tax assets or collectibles;

(f)      all assets related to the Pension Plan and Defined Contribution Plan;

(g)     except as provided in Section 7.2(a)(vii) and except for the attendant rights, interests and benefits which shall inure to Buyer as a consequence of Buyer being added as an additional insured on Seller’s Policies pursuant to Section 6.1(i), any insurance policy, bond, letter of credit or other similar item, and any cash surrender value in regard thereto;

(h)     the rights of Seller against Buyer or Parent arising under or in connection with this Agreement, any Related Document, any certificate or other document delivered in connection herewith, and any of the transactions contemplated hereby and thereby;

(i)      performance and payment bonds and letters of credit or instruments of security in favor of Seller (in its own name or in PGW’s name) or PFMC , not related to an Assumed Contract or Assumed Liability; and

(j)      the other assets described in Section 1.1-C of the Seller Disclosure Letter.

“Final Order”: an action by a Governmental Body as to which (a) no request for stay of the action is pending, no such stay is in effect and if any time period is permitted by statute or regulation for filing any request for such stay, such time period has passed, (b) no petition for rehearing, reconsideration or application for review of the action is pending and the time for filing any such petition or application has passed, (c) such Governmental Body does not have the action under reconsideration on its own motion and the time in which such reconsideration is permitted has passed, and (d) no appeal to a court or a request for stay by a court of the Governmental Body’s action is pending or in effect and the deadline for filing any such appeal or request has passed.

“Financing Sources”: the Persons (other than Seller, PFMC, or any of their respective Affiliates) that have committed to provide (directly or indirectly), or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated by this Agreement, including the Persons party to the Financing Letter, together with their shareholders, Affiliates and Representatives and their successors and assigns, and any joinder agreements or credit agreements relating thereto.

“Former Employee”: an individual who was, but has ceased to be, an Employee.

“GAAP”: generally accepted United States accounting principles then in effect, applied on a consistent basis.

“Governmental Body”: any of the following that possesses competent jurisdiction:

(a)      any federal, state, county, local, municipal or other governmental body;

(b)      any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); or

(c)      any governmental body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Government Lists”:  Specially Designated Nationals and Blocked Persons List maintained by the OFAC, as such list is maintained from time to time or any other similar list maintained by the United States Department of State, the United States Department of Commerce or any other Governmental Body or pursuant to any Executive Order of the President of the United States of America, as all such Governmental Lists may be updated from time to time.

“Hazardous Material”: any waste or other chemical, material or substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, toxic, or a pollutant or a contaminant, or words of similar import, under or pursuant to any Environmental Law, including any admixture or solution thereof, and specifically including oil, natural gas, petroleum and all derivatives thereof or synthetic substitutes therefor, asbestos or asbestos-containing materials, any flammable substances or explosives, any radioactive materials, any toxic wastes of substances, urea formaldehyde foam insulation, toluene or polychlorinated biphenyls.

“Indebtedness” (also “indebtedness for money borrowed” or words to similar effect): (i) indebtedness for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatory redeemable or purchasable capital stock or securities convertible into capital stock; (ii) obligations to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable arising, and accrued expenses incurred, that in each case are payable and paid (or disputed in good faith) in the ordinary course of business consistent with customary trade practices; (iii) the guaranty or other assumption of liability for, or grant of an Encumbrance or provision of collateral to secure, the obligations of any other Person; (iv) capital lease obligations; (v) all reimbursement and other obligations (contingent or otherwise) in respect of letters of credit or similar instruments and (vi) any unpaid fees incurred by Seller or its Affiliates in connection with the transactions contemplated by this Agreement or Related Documents, including any fees of legal counsel, accountants or financial advisors.

“Intellectual Property”: all intellectual property or proprietary rights, including (i) trademarks, service marks, trade names, d/b/a’s, Internet domain names, logos, symbols, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents and applications therefor, including provisional applications, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, and customer and supplier lists (collectively, “Trade Secrets”); and (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“IRC”: the Internal Revenue Code of 1986, as amended or superseded.

“IRS”: the Internal Revenue Service or any successor agency.

“IT Assets”: computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment and all associated documentation.

“Knowledge”: with respect to Seller, the actual knowledge, after a reasonable investigation, of those individuals listed in Section 1.1-D of the Seller Disclosure Letter.

“Legal Requirement”: any Order, constitution, law, ordinance, adopted code, principle of common law, regulation, rule, directive, approval, notice, tariff, franchise agreement, contractual requirement, statute or treaty of any Governmental Body, other than the City of Philadelphia or any agency, authority, or instrumentality thereof.

“Losses”: all Claims, losses, liabilities, costs and expenses (including involving statutory liabilities, theories of negligence or strict liability and including court costs and reasonable attorneys’ fees and disbursements in connection therewith).

“Marketing Period” means the first period of ten (10) consecutive Business Days commencing on or after the date hereof plus the three consecutive Business Days thereafter throughout which and on the first and last day of which (a) Buyer shall have the Required Information and such Required Information is Compliant and (b) the conditions set forth in Section 8.1 shall have been satisfied or waived (other than those conditions to be satisfied by delivery of documents or taking of any other action at the Closing), and nothing has occurred and no condition exists that could reasonably be expected to cause any of the conditions set forth in Section 8.3 to fail to be satisfied assuming the Closing would be scheduled at any time during such consecutive ten (10) Business Day period; provided, that, for purposes of determining the Marketing Period, (i) such period shall exclude November 24, 2014 through November 28, 2014 and (ii) if such period is not completed (A) on or before August 18, 2014, it will restart on or after September 3, 2014 and (B) on or before December 22, 2014, it will restart on or after January 5, 2015; provided, further, that if Seller shall in good faith reasonably believes that the Required Information has been delivered to Buyer, it may deliver to Buyer a written notice to that effect (stating that it believes that such delivery has been completed), in which case the Required Information shall be deemed to have been provided (and, if the other conditions set forth in this definition have been met, the Marketing Period commenced) on the first (1st) Business Day following the date that notice is deemed to have been received pursuant to Section 12.2 unless Buyer in good faith reasonably believes the delivery of the Required Information has not been completed and, within three (3) Business Days of the delivery of such notice by Seller, delivers a written notice to Seller to that effect (stating with specificity which Required Information that Buyer reasonably believes has not been delivered), in which case the Marketing Period shall be deemed to have not commenced and will only commence beginning on the date of delivery to Buyer of the Required Information. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such ten (10) consecutive Business Day period, (i) the Business’s independent registered accounting firm shall have withdrawn its authorization letter or audit opinion with respect to any financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new authorization letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Business’s independent registered accounting firm or another independent registered accounting firm acceptable to Buyer or (ii) Seller indicates its intent to restate any financial statements or material financial information of the Business included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or Seller has announced that it has concluded that no restatement shall be required. If the Required Information is not Compliant throughout and on first and the last day of such period, then a new ten (10) consecutive Business Day period plus the three consecutive Business Days thereafter shall commence upon Buyer receiving updated Required Information that is Compliant. Notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the Financing otherwise is consummated if such date is prior to the end of the applicable ten (10) Business Day period plus the three consecutive Business Day period thereafter.

“Material Adverse Effect”: an event, change, effect, development, occurrence or condition that (alone or together with other similar events, changes, effects, developments, occurrences or conditions) has a material adverse effect on (a) the operation, assets, liabilities, financial condition or results of operations of the Business taken as a whole or (b) the ability of Seller to perform its material obligations under this Agreement, including its obligation to complete the transactions contemplated herein, in each case excluding any event, change, effect, development, occurrence or condition: (i) described in the Seller Disclosure Letter or resulting from or arising out of any action expressly permitted by this Agreement or the Related Documents or taken with the written consent of Buyer, (ii) in or generally affecting the economy, the financial or capital or commodities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, or (iii) resulting from or arising out of (A) any changes or developments in the gas distribution business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Business’ raw material inputs and end products, (C) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Business with employees, labor unions, customers, suppliers or partners), (D) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Legal Requirement, (E) any changes in GAAP or accounting standards or interpretations thereof, (F) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism or (G) any failure by the Business to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any event, change, effect, development, occurrence or condition underlying such failure has resulted in, or contributed to, a Material Adverse Effect so long as it is not otherwise excluded by this definition), to the extent that the events, changes, effects, developments, occurrences or conditions described in sub-clauses (ii), (iii)(A), (iii)(B), (iii)(D)-(iii)(F) do not disproportionately affect the Business, taken as a whole, relative to other natural gas distribution businesses.

“Material Contract”: an Assumed Contract that:

(a)      involves a total commitment by or to any party thereto of at least $1,000,000 on an annual basis that cannot be terminated by Seller or PFMC, acting directly or in the name of PGW, upon ninety (90) days’ notice or less without penalty to Seller or PFMC, including any such commitments relating to Real Property;

(b)      involves a total commitment by or to any party thereto of at least $1,000,000 on an annual basis that grants or creates any Encumbrance (other than Permitted Encumbrances) in, on or to any of the Purchased Assets;

(c)      is between Seller or PFMC, on the one hand, and one or more Employees, on the other hand, including any such agreements regarding employment, retention, severance or change of control, excluding agreements with individual employees that receive annual base compensation of less than $100,000 or that may be terminated on notice of ninety (90) days or less without cost or penalty;

(d)      is a Collective Bargaining Agreement;

(e)      grants to any Person any right or option to purchase or otherwise acquire a right to any of the Purchased Assets, including rights of first option, rights of first refusal, or other purchase and license rights;

(f)      is a partnership, joint venture, joint ownership, or similar agreement (however named) related primarily to the Business;

(g)      is a Lease or other agreement by which any right to use or occupy any interest in real property is granted by, to or for Seller related to the Business;

(h)      is for or relating to Indebtedness of Seller related to the Business;

(i)      involves a total commitment by or to any party thereto of at least $1,000,000 on an annual basis that is with a Governmental Body;

(j)      was entered into in connection with the settlement or other resolution of any Proceeding pursuant to which Seller or any of the Business Operators has any material ongoing performance obligations;

(k)      involves a total commitment by or to any party thereto of at least $1,000,000 on an annual basis that is a commitment of Seller to make a capital expenditure related to the Business or to purchase any capital asset related to the Business that requires an expenditure after the date of the last balance sheet in respect of such commitment of $1,000,000 or more;

(l)      involves a total commitment by or to any party thereto of at least $1,000,000 on an annual basis that provides for indemnification by Seller or any of the Business Operators in relation to the Business;

(m)    contains covenants or provisions that directly or indirectly limit the ability of Seller or any of its Affiliates to engage in any line of business related to the Business or to compete with any Person, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;

(n)      contains a change of control provision, termination right or fee, or any other restriction or penalty involving a cost or detriment with a value of $100,000 or more that would be triggered by a change in ownership or control of the Business;

(o)      contains a “most favored nation” clause in favor of a third party or requires any type of exclusive dealing or similar arrangement in respect of any party thereto;

(p)      the breach or termination of which would, or would reasonably be expected to, result in a Material Adverse Effect;

(q)      granting a license or covenant not to sue with respect to third party Intellectual Property that is material to the Business; or

(r)      is a commitment or obligation to enter into any of the foregoing.

“Mirror Pension Plan”:  a tax qualified plan as set forth on Exhibit M of the Seller Disclosure Letter and adopted by Buyer pursuant to Section 7.2(b), provided that prior to Closing Seller may amend, revise or add to the plan so long as such amendments, revisions or additions do not adversely affect Buyer and Seller shall consult with Buyer regarding any proposed amendment, revision or addition to the plan and take into account Buyer’s reasonable comments.

“Net Current Assets”: as of the relevant date of determination, the difference between the (i) Purchased Assets (other than Excluded Assets) of the Business as reflected in the current categories set forth on the Base Statement (as adjusted pursuant to the Final Closing Statement) as of the relevant date of determination and prepared in accordance with Section 3.2 of this Agreement and (ii) Assumed Liabilities of the Business as reflected in the current categories set forth on the Base Statement (as adjusted pursuant to the Final Closing Statement) as of the relevant date of determination and prepared in accordance with Section 3.2 of this Agreement.

“OFAC”: the Office of Foreign Assets Control, United States Department of the Treasury, or any other office, agency or department that succeeds to the duties of the Office of Foreign Assets Control, United States Department of the Treasury.

“OFAC Laws and Regulations”: any lists, laws, rules, sanctions and regulations maintained by the OFAC pursuant to any authorizing statute, Executive Order or regulations, as amended from time to time.

“Off-Site Location”: any real property other than: (a) the real properties currently or formerly used, operated, owned, leased, controlled, possessed or occupied by Seller (including other Persons that conducted the Business at Real Property, now or formerly owned) and (b) the real properties adjacent to or in the vicinity of the real property described in clause (a) of this definition that have been impacted by Hazardous Materials that have been Released, disposed of, discharged or emitted at the real properties described in clause (a) of this definition.

“OPEB Liabilities”: the obligations and liabilities with respect to non-pension post-employment benefits provided by Seller, acting directly or in the name of PGW or PFMC, including life insurance benefits and healthcare insurance benefits required to be provided by the OPEB Plan.

“OPEB Participant”: any Employee, Former Employee, Transferred Employee, Retired Employee, or beneficiary who (i) is or becomes eligible to receive non-pension post-employment benefits as set forth in Section 7.2(c)(ii); (ii) retires from active service with Seller or Buyer; and (iii) upon retirement, was eligible for, and elected to receive an immediate pension benefit under the Pension Plan in accordance with the terms of the Pension Plan.

“OPEB Plan”: the Philadelphia Gas Works Plan, as amended, as provided to Buyer.

“OPEB Trust”:  the trust established by the Philadelphia Gas Works OPEB Trust Agreement dated July 13, 2010, as amended.

“Order”: any award, decision, injunction, judgment, order, writ, decree, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, other Governmental Body, or by any arbitrator, in each case which possesses competent jurisdiction.

“Organizational Documents”: the articles or certificate of incorporation and the bylaws of a corporation or the comparable organizational and governing documents of a Person.

“Other Representations”: representations and warranties made by Seller in Article V of this Agreement other than (a) the Fundamental Representations and (b) the representations and warranties made by Seller relating to employee benefits, labor and employment and environmental matters, including the representations and warranties set forth in Section 5.10 (Employee Benefits), Section 5.11 (Employee and Labor) and Section 5.12 (Environmental).

“Patriot Act”: the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Public Law 107-56 (October 26, 2001), as the same may be amended from time to time, and corresponding provisions of future laws.

“Pension Plan”: the Philadelphia Gas Works Pension Plan, a tax qualified defined benefit governmental plan established pursuant to an Ordinance of the City Council approved July 1, 1968, as amended.

“Permits”: all authorizations, licenses, identification numbers, permits, certificates and registrations under any Legal Requirement (including for this purpose any such requirement of the City of Philadelphia or any agency, authority or instrumentality thereof).

“Permitted Encumbrances”: any of the following:

(a)      mechanics’ liens for services, labor or materials furnished, carriers’, workers’ and other similar liens arising in the ordinary course of business, which (i) (x) are not yet delinquent or (y) are being contested in proceedings in good faith and, in the case of clause (y), for which adequate reserves have been taken and are reflected on the Closing Statement, and

(ii) in the aggregate are not substantial in amount and do not interfere with the present use of the Purchased Assets to which they apply; (iii) the Title Company has committed to insure over without any additional cost to Buyer; or (iv) caused by Buyer, its agents, employees or representatives.

(b)      liens, encumbrances or exceptions arising as a result of the Buyer Financing;

(c)      Leases under which PGW is a landlord or lessor as disclosed on Section 1.1-E of the Seller Disclosure Letter (the “Assigned Leases”);

(d)      liens for (i) Taxes and assessments on the Purchased Assets not yet due and payable or (ii) Taxes the validity of which are being contested in good faith, and, in the case of clause (ii), for which adequate reserves have been taken and are reflected on the Base Statement;

(e)      Encumbrances securing the payment or performance of any of the Assumed Liabilities, as set forth in Section 5.4(a) of the Seller Disclosure Letter;

(f)       with respect to the Purchased Real Property, all present and future Legal Requirements, restrictions and resolutions (including applicable zoning ordinances and land use restrictions) regulating the use or occupancy of such Purchased Real Property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Purchased Real Property;

(g)      with respect to the Purchased Real Property and Rights of Way, any state of fact or condition an accurate survey or personal inspection of any property would show;

(h)      with respect to the private Rights of Way, possible variations between tax maps and boundary lines or record description of title;

(i)       with respect to the Purchased Real Property and Rights of Way, any and all covenants, reservations, agreements, Encumbrances and other matters, if any, on record as of the date hereof;

(j)       with respect to the Rights of Way, rights reserved in and to the City of Philadelphia for the use of such Rights of Way (“Reserved Rights of Way”);

(k)      disclosures to be included in the Purchased Real Property Deeds as required by Environmental Laws;

(l)       with respect to the Purchased Real Property, the exceptions shown on those certain title commitments set forth on Section 5.4(a) of the Seller Disclosure Schedule including those Encumbrances disclosed in the title commitments listed on Schedule 5.4(a) of the Disclosure Letter; and

(m)     with respect to any Purchased Asset that consists of Leased Real Property or Rights of Way, all Encumbrances, covenants, imperfections in title, Legal Requirements,

restrictions and other title matters (whether or not the same are recorded) to which the underlying fee estate in such real property is subject that do not, individually or in the aggregate, interfere with the operation of the Purchased Assets to which they relate in the conduct of the Business as currently conducted.

“Person”: any individual, corporation (including any nonprofit corporation), general or limited partnership, limited liability partnership, limited liability company, joint venture, estate, trust, business trust, cooperative, foreign trust or foreign business organization, association, organization or Governmental Body, and the heirs, executors, administrators, legal representatives, successors and assigns of the “Person” when the context so permits.

“Proceeding”: any Claim commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator or where ultimate resolution would be before a labor arbitrator.

“Purchased Assets”: the following, other than the Excluded Assets:

(a)      all Real Property used exclusively in the conduct of the Business or listed and described on Section 1.1-F of the Seller Disclosure Letter (the “Purchased Real Property”), which descriptions are hereby incorporated herein and made a part hereof, and Rights of Way;

(b)      all tangible personal property, including pipelines, pipes, machinery, mobile and immobile equipment, furniture, furnishings, vehicles, tools, tooling, dies, stores, parts, supplies, IT Assets and other tangible personal property that is exclusively used in the Business;

(c)      subject to Section 2.4 of this Agreement, the Assumed Contracts, including all rights to receive goods and services purchased pursuant to the Assumed Contracts and to assert Claims and take other actions in respect of breaches or other violations thereof;

(d)      all Permits (to the extent transferable, giving effect to any required Consents) that are used, required or necessary for the lawful operation of the Business as currently conducted or the use of the Purchased Assets (including the Permits listed on Section 1.1-G of the Seller Disclosure Letter);

(e)      all Intellectual Property owned by Seller or PGW that is used exclusively in the Business, including the name “Philadelphia Gas Works” and the PGW logo (“Acquired Intellectual Property”);

(f)       all rights of PGW as landlord or lessor under the Assigned Leases and as tenant, lessee or other occupant under the Leased Real Property;

(g)      all books and records relating exclusively to the Business, including files, documents, instruments, papers, reports, tapes, data, records, microfilms, photographs, letters, ledgers, journals, title commitments and policies, title abstracts, surveys, customer lists and information, regulatory filings, operating data and plans, technical documentation (such as design specifications, functional requirements, and operating instructions), user documentation (such as installation guides, user manuals, and training materials), marketing documentation

(such as sales brochures, flyers, and pamphlets), and records relating to Transferred Employees consisting of (i) skill and development training records and resumes, (ii) seniority histories, (iii) salary and benefit information, (iv) Occupational, Safety and Health Administration medical reports, (v) active medical restriction forms, and (vi) job performance reviews and applications; provided, that such records will not be deemed to include any record which Seller is restricted by Legal Requirement or agreement from providing to Buyer; excluding, however, (A) information that, if provided to Buyer, would violate any applicable Legal Requirement, (B) materials of whatever nature in the custody of the City Department of Records held in the ordinary course of business, except that Seller shall permit Buyer to obtain certified or conforming copies of such materials on request, (C) all bids, letters of intent, expressions of interest, or other proposals received from others in connection with the transactions contemplated by this Agreement or otherwise and information and analyses relating to such communications, (D) any information, the disclosure of which would jeopardize any legal privilege available to Seller relating to such information or would cause Seller to breach a confidentiality obligation by which it is bound, (E) any valuations or projections of or related to the Business, the Purchased Assets, or the Assumed Liabilities (other than any such valuations and projections prepared in conjunction with any past, present or future regulatory filings and customary studies, reports, and similar items prepared by or on behalf of Seller for the purposes of completing, performing, or executing unperformed service obligations, Right of Way relocation obligations, and engineering and construction required to complete scheduled construction, construction work in progress, and other capital expenditure projects, in each case related exclusively to the Business and the Purchased Assets or any such valuations or projections prepared after the date hereof pursuant to this Agreement, including Section 6.3 or Section 6.8 hereof), and (F) any information management systems of Seller (but not including systems exclusively related to the Business);

(h)      all rights under express or implied warranties relating to any Purchased Assets or Assumed Liabilities from suppliers to the Business other than Seller, to the extent transferable;

(i)       inventory used in the Business;

(j)       all Regulatory Assets;

(k)      all credits, prepaid expenses, advance payments, deposits, escrows (including any escrow fund related to worker’s compensation or health insurance), capital improvement funds, customer deposits, advance customer payments, natural gas refunds, amounts held in accounts designated as unidentified customer payments, parts and labor deferred revenue, and prepaid items, including prepaid interest and deposits with lessors, suppliers or utilities, to the extent they arise from or relate to the Business, and performance and payment bonds and letters of credit or instruments of security in favor of Seller (in its own name or that of PGW) or PFMC, which are related to an Assumed Contract;

(l)       the OPEB Trust;

(m)     accounts receivable arising out of or related to the Business, including any payments received by Seller or any third party collecting on behalf of Seller with respect thereto after the Closing Date, and unpaid interest accrued on any accounts receivable and any security or collateral relating thereto, including any municipal lien or municipal claim arising out of or related to the conduct of the Business which has been or may be filed under the Municipal Claim and Tax Lien Law, Act 153 of 1923, P.L. 207. 53 P.S. § 7101 et seq.;

(n)      promotional and advertising materials exclusively used in the Business, including all catalogs, brochures, plans, customer lists, supplier lists, manuals, handbooks, equipment and parts lists, and dealer and distributor lists;

(o)      all rights, privileges, Claims against third parties including Business Operators but excluding Seller and PFMC except to the extent arising in connection with the representations, warranties, covenants and agreements contained herein or in the Related Documents or willful misrepresentation or fraud, warranty claims (to the extent transferable), offsets and other Claims relating to any other Purchased Asset or Assumed Liabilities, including defenses and limitations on claims available under the Pennsylvania Political Subdivision Tort Claims Act, provided that the foregoing shall be assigned by Seller to Buyer without any warranty or recourse other than as set forth herein and shall exclude any of the foregoing relating to the Excluded Assets;

(p)      all Emission Reduction Credits (“ERCs”) or air pollution allowances held at Closing by or on behalf of the Business under applicable Environmental Laws, to the extent those ERCs or allowances are transferable to Buyer under applicable Environmental Laws;

(q)      all storm water credits issued by the Philadelphia Water Department;

(r)       all other natural gas distribution utility assets installed in or near the City of Philadelphia and used in the Business, as generally described in Section 1.1-H of the Seller Disclosure Letter; and

(s)       any and all goodwill (other than any goodwill associated with trademarks which goodwill is included in the Purchased Assets under (e) above) associated exclusively with the Business.

“Real Property”: real property, together with all structures, facilities, pipelines, fixtures, systems, improvements located thereon, or attached or appurtenant thereto.

“Regulatory Assets”: to the extent related to the Business, assets and liabilities recorded on the balance sheet when the Business defers all or part of an incurred cost that would otherwise be charged to expense, pursuant to Accounting Standards Codification 980 (formerly known as Financial Accounting Standards Board (FASB) Statement No. 71) are satisfied, Governmental Accounting Standards Board (GASB) Statement No. 62, GASB Statement No. 49, or a similar statement of financial accounting.

“Regulatory Liabilities”: to the extent related to the Business, liabilities to refund or credit amounts to customers through rates and charges in future periods (together with any interest or return thereon), that result specifically from ratemaking action by the PUC, whether pursuant to a decrease or offset to rate base for ratemaking purposes or pursuant to a recovery or credit mechanism that has been specifically authorized or approved by the PUC.

“Related Documents”: (i) any Contract provided for in this Agreement to be entered into by one or more of the parties hereto in connection with the transactions contemplated by this Agreement; and (ii) conveyances, motor vehicle certificates of title, special assignment and assumption instruments and other documents required by this Agreement.

“Release”: any presence, emission, dispersal, disposal, spilling, leaking, emitting, discharging, depositing, pumping, pouring, escaping, leaching, dumping, releasing or migration into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or in, on, under, into or from any facility, including the movement of any Hazardous Materials through the air, soil, surface water, groundwater or property.

“Representative”: with respect to a particular Person, any elected official, director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors. Upon and after the Closing, Employees and Former Employees shall not be deemed to be Representatives of Seller for any purposes.

“Required Information” means, as of any date, (i) such financial statements, financial data, audit reports and other pertinent information regarding the Business of the type required by Regulation S-X and Regulation S-K under the Securities Act (including pro forma financial information) in a registration statement on Form S-1 to consummate registered offerings of securities of the type contemplated by the Financing Letter to be conducted either by Parent or by Buyer (or its permitted assignee) (after giving effect to the acquisition), such financial statements to include, without limitation, audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto of the Business, for the three (3) fiscal years most recently ended at least 60 days prior to the Closing Date and unaudited consolidated balance sheets and related statements of income, cash flows and related notes thereto of the Business, for each subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date (which shall have been reviewed by the independent accountants for the Business as provided in the procedures specified by the Public Company Accounting Oversight Board in AU 722); (ii) financial statements (including quarterly financial statements) and other information regarding the Business requested by Parent or Buyer to prepare pro forma financial statements meeting SEC requirements for registered offerings, and also pro forma financial information for the 12-month period ending on Parent’s most recent fiscal quarter end customary for Rule 144A offerings of equity or debt securities; (iii) information regarding the Business customarily included in information memoranda and other syndication materials for term loan facilities, and (iv) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Business that can be provided in final form on any date during the relevant period; provided, further, that from and including December 31, 2014, the Required Information shall include, in addition to the information otherwise required, audited financial statements for the fiscal year ended August 31, 2014, including consolidated balance sheets and related statements of income, stockholders’ equity and cash flows and related notes thereto.

“Retired Employee”: a Former Employee who is receiving retirement benefits under the Pension Plan.

“Rights of Way”:  all easements, rights of way, railway crossing rights, prescriptive rights and other ways of necessity, licenses, whether or not of record, appurtenant to the Business and used in connection with the Business, subject to the Reserved Rights of Way.

“SEC”: the United States Securities and Exchange Commission.

“Seller Disclosure Letter”: the Disclosure Letter delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Securities Act”: the Securities Act of 1933, as amended, and the rules and regulations under such Act.

“Target Net Current Assets”: $175,000,000.

“Tariff”: as defined in 66 Pa. C.S. § 102 (definitions) which, depending on the context, may be a Gas Service Tariff, a Gas Supplier Tariff or both a Gas Service Tariff and a Gas Supplier Tariff.

“Tax”: any tax (including any income tax, capital gains tax, value-added tax, sales and use tax, franchise tax, payroll tax, realty transfer tax, withholding tax or property tax), levy, assessment, tariff, duty (including any customs duty), deficiency, franchise fee or payment, payroll tax, utility tax, gross receipts tax or other fee or payment, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return”: any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Title Company”: Commonwealth Land Title Company or such other title insurance company licensed to issue title in the Commonwealth of Pennsylvania as shall insure title to the Purchased Real Property.

“Threatened”: a Claim, dispute, or other matter will be deemed to have been “Threatened” if any demand or statement has been made in writing or any notice has been given in writing.

“WARN”: the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq., as amended.

“Workforce Amount”:    the number of persons who become Transferred Employees at Closing.

Section 1.2      Other Defined Terms.  In addition to the terms defined in Section 1.1, certain other terms are defined elsewhere in this Agreement as indicated below and, whenever such terms are used in this Agreement, they shall have their respective defined meanings.

Term	Section or Location

Acquired Intellectual Property	1.1 “Purchased Assets”
Act 2	6.1(a)(xiii)
Act 2 Standard	7.1(g)
Agreement	Recitals
Alternate Financing	6.7(c)
Assigned Leases	1.1 “Permitted Encumbrances”
Assignment of Rights of Way	9.1(a)
Assumed Liabilities	2.2
Audited Financial Statements	5.5
Balance Sheet	5.5
Base Statement	3.2(a)
Buyer	Recitals
Buyer Fundamental Representations	11.2(a)
Buyer Indemnitees	11.1
Buyer’s Regulatory Approvals	6.3(b)(ii)
Casualty Event	6.5
Closing	9.1
Closing Date	9.1
Closing Date Cash Payment	3.2(a)
Closing Statement	3.2(b)
Collective Bargaining Agreement	5.11(a)
Continuation Period	7.2(a)(iii)
Covered Property	7.1(f)
Commitments	7.1
CPA Firm	3.2(c)
Employee Plans	5.10(a)
Eligible Retiree	7.2(c)(ii)
End Date	10.1(g)
Environmental Permits	5.12(a)(ii)
ERCs	1.1 “Purchased Assets”
Estimated Net Current Assets	3.2(a)
Fee Letter	4.4(a)
Final Closing Statement	3.2(c)
Final Net Current Assets	3.2(b)
Purchase Price Adjustment Amount	3.2(d)(i)
Financial Statements	5.5
Financing	4.4(a)
Financing Letter	4.4(a)
Guarantee	6.9(a)
Indemnified Party	11.6(a)
Indemnifying Party	11.6(a)
Initial Purchase Price	3.1
Joint Application	6.3(b)(i)

Leased Real Property	5.4(f)
Leases	5.4(f)
New Financing Letter	6.7(c)
Notice Period	11.6(b)
Objection	3.2(c)
Offering Documentation	6.8(a)(ii)
Ordinance	8.1(b)
Original Financing Failure	6.7(c)
Owned Intellectual Property	5.20(b)
PADEP	7.1(g)
Prohibited Alternate Terms	6.7(c)
Parent	Recitals
PFMC	Recitals
PGC	1.1 “Employee”
PGW	Recitals
Policies	5.17(a)
PUC	Recitals
Purchase Price	3.1
Purchased Personal Property	5.4(a)
Purchased Real Property Deeds	9.1(a)
Qualifying Offer	6.10(b)
Reserved Rights of Way	1.1 “Permitted Encumbrances”
Restricted Information	6.1(f)
Retained Liabilities	2.3
Review Period	3.2(c)
Securities	Financing Letter
Seller	Recitals
Seller Fundamental Representations	11.1(a)
Seller Indemnitees	11.2
Senior Citizen Discount	7.1(b)
Third Party Claim	11.6(b)
Trade Secrets	1.1 “Intellectual Property”
Transaction Taxes	6.11
Transferred Employee	6.10(b)
Transition Planning Committee	6.12
Unaudited Interim Financial Statements	5.5
Union	5.11(a)

ARTICLE II

PURCHASE AND SALE

Section 2.1      Purchase and Sale of Purchased Assets.  Upon the terms and subject to the conditions contained herein, at the Closing, Seller shall sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase and accept delivery from Seller, all of the Purchased Assets, free and clear of any Encumbrances, other than Permitted Encumbrances.

Section 2.2    Assumed Liabilities.  Upon the terms and subject to the conditions contained herein, at the Closing, in further consideration for the sale of the Purchased Assets, and subject to the other terms and conditions of this Agreement, Buyer shall assume and pay, perform and discharge when due, all the liabilities and obligations, of every kind or nature, except for the Retained Liabilities (which, notwithstanding anything to the contrary herein, shall not be assumed and shall be retained by Seller), of Seller (whether in its own name or PGW’s name) and PFMC, to the extent arising out of or relating to the Business, including the following (each, an “Assumed Liability” and collectively, the “Assumed Liabilities”):

(a)      the ownership or use of the Purchased Assets and the conduct and operation of the Business prior to the Closing Date, other than the Retained Liabilities, and the ownership or use of the Purchased Assets by Buyer and the conduct or operation of the Business by Buyer on and after the Closing Date, including all liabilities, responsibilities and obligations to the extent arising from or relating to the following:

 (i)      assumption and performance of the Collective Bargaining Agreement, the OPEB Plan, the OPEB Trust, any and all Employee Plans, the Assumed Contracts and Permits assigned to Buyer at Closing;

 (ii)     customer advances, customer deposits and construction advances, unperformed service obligations, Right of Way relocation obligations, and engineering and construction required to complete scheduled construction, construction work in progress, and other capital expenditure projects, in each case to the extent relating to the Business and outstanding on or arising after the Closing Date;

 (iii)    the Assumed Environmental Liabilities;

 (iv)    Taxes relating to the Business for periods after the Closing Date and Transaction Taxes;

 (v)     Regulatory Liabilities; and

 (vi)    except to the extent provided for in Section 2.3(f), Proceedings based on conduct, operation, actions, inaction, facts, circumstances, conditions or otherwise to the extent related to the Business, including Proceedings to the extent arising from or related to any other Assumed Liability, whether occurring, arising or related to a period prior to, on or after the Closing Date;

(b)      the OPEB Liabilities;

(c)      all trade accounts payable and other accrued and unpaid current expenses in respect of goods and services incurred by or for the Business to the extent attributable to the period prior to the Closing;

(d)      obligations and liabilities of Buyer under or in connection with this Agreement, the Related Documents, any certificate or other document delivered in connection herewith or therewith, and any of the transactions contemplated hereby and thereby, that by their terms expressly survive the Closing Date;

(e)      all liabilities and obligations for which Buyer is responsible pursuant to Section 7.2; and

(f)      all liabilities relating to any Transferred Employee based on events occurring on or after the Closing in connection with the employment of such Employee by a Buyer, including any liabilities pursuant to the WARN Act.

Section 2.3    Retained Liabilities.  Buyer shall not assume, and Seller shall retain and pay, perform and discharge when due, all of the liabilities and obligations, of every kind and nature, relating to or arising from the following (collectively, the “Retained Liabilities”):

(a)      all obligations of Seller under the Bonds, including any obligations under any related letters of credit, bonds and other surety instruments, reimbursement agreements and other agreements related to the Bonds;

(b)      Taxes (other than Transaction Taxes) relating to the Business for periods on or prior to the Closing Date;

(c)      all liabilities or obligations of Seller related to the Excluded Assets, in each case whether arising before, on or after the Closing Date;

(d)      all obligations and liabilities related to the Pension Plan and the Defined Contribution Plan;

(e)      any Indebtedness and any guarantees of Indebtedness;

(f)      Proceedings based on conduct, operation, actions, inaction, facts, circumstances, conditions or otherwise related to the Business, including Proceedings arising from or related to any other Assumed Liability, but solely to the extent any such Proceeding (i) arises out of events occurring before the Closing Date and (ii) falls within the scope of the Political Subdivision Tort Claims Act of Pennsylvania as of the date hereof;

(g)      all obligations and liabilities of Seller under or in connection with this Agreement, the Related Documents, any certificate or other document delivered in connection herewith or therewith, and any of the transactions contemplated hereby and thereby, that by their terms expressly survive the Closing Date; and

(h)      all interest rate or other swaps, hedging agreements, or derivative transactions.

Section 2.4    Condition on Assignment or Assumption of Contracts and Rights.

(a)      Except as otherwise set forth in this Section 2.4, anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or assume any Contract, Permit, Right of Way or, in any case, any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or assumption thereof, without the Consent of a third party thereto, would constitute a breach thereof. Any transfer or assignment to Buyer by Seller of any property or property rights or any Contract,

Permit or Right of Way that requires the Consent of any third party shall be made subject to such Consent being obtained. If such Consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights of Seller thereunder such that Buyer would not in fact receive all such rights, Seller shall continue to use its commercially reasonable efforts to obtain the relevant Consent until such Consent is obtained or such Contract or Permit expires or is terminated, or Right of Way is replaced and will either (at Buyer’s request) (i) cooperate with Buyer in any arrangement that does not constitute a breach of such Contract, Permit or Right of Way, including an operating or other services agreement if reasonably required by Buyer, reasonably designed to provide for Buyer the benefits under any such Contract, Permit or Rights of Way, including enforcement for the benefit of Buyer of any and all rights of Seller against a third party or Governmental Body thereto arising out of the breach or cancellation by such third party or Governmental Body or otherwise, or (ii) subject to Section 2.4(b), assign such Contract, Right of Way or Permit to Buyer.

(b)      To the extent that Buyer elects clause (i) of Section 2.4(a), above, and does receive all of the benefits of any such Contract, Right of Way or rights pursuant to the preceding sentence, Buyer shall accept, and shall indemnify Seller from and against, the burdens (including the out-of-pocket costs and expenses incurred by Seller in performing such arrangement) and perform the obligations under such Contract as subcontractor of Seller to the extent of the benefit received, and to the extent such burdens and obligations would have constituted an Assumed Liability if such Contract, Permit or Right of Way had been transferred to Buyer at the Closing. Seller shall exercise or exploit its respective rights and options under all such Contracts, Permits and Rights of Way referred to in this Section 2.4 only as reasonably directed by Buyer. Furthermore, if the other party(ies) to such a Contract, Permit or Right of Way subsequently Consent to the assignment of such Contract, Permit and Right of Way to Buyer, Buyer shall thereupon assume and perform all liabilities and the obligations arising thereunder after the date of such Consent, at which time such Contract shall be deemed a Purchased Asset, without the payment of further consideration, and the obligations so assumed thereunder shall be deemed Assumed Liabilities. To the extent Buyer elects clause (ii) of Section 2.4(a), above, Buyer shall indemnify Seller from and against any liability associated with such assignment.

Section 2.5    Settlement of Intergovernmental Accounts.  At or prior to the Closing and effective no later than the day immediately prior to the Closing Date, Seller shall cause to be settled, paid or cancelled, all intergovernmental obligations between PGW and Seller relating to the Business, other than the sale, delivery or transportation of natural gas to Seller in the ordinary course of business.

ARTICLE III

PURCHASE PRICE

Section 3.1    Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price for the Purchased Assets shall be an amount in cash equal to One Thousand Eight Hundred Sixty Million dollars ($1,860,000,000) (the “Initial Purchase Price”), as adjusted in accordance with Section 3.2 (as finally adjusted, the “Purchase Price”), plus the assumption by Buyer at Closing of the Assumed Liabilities.

Section 3.2     Estimated Purchase Price and Determination of Definitive Purchase Price.

(a)       No later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Base Statement”) that sets forth in reasonable detail a good faith estimate of the Net Current Assets of the Business as of the close of business on the date immediately prior to the Closing Date, prepared in accordance with Section 3.2(a) of the Seller Disclosure Letter (the “Estimated Net Current Assets”). For purposes of the Closing, the Base Statement shall also set forth Seller’s good faith calculation of the estimated Purchase Price, which shall be equal to the sum of the Initial Purchase Price and the Estimated Net Current Assets Adjustment (the “Closing Date Cash Payment”).

(b)       Buyer shall prepare and deliver to Seller within sixty (60) days following the Closing Date a statement (the “Closing Statement”), which will utilize the same accounting methods, policies, practices, procedures and adjustments as were used in the preparation of the Base Statement to the extent consistent with GAAP, and which shall set forth in reasonable detail the Net Current Assets of the Business as of the close of business on the date immediately prior to the Closing Date (the “Final Net Current Assets”), and detail, if applicable, the Final Net Current Assets and the calculation of such amount.

(c)       Following its receipt from Buyer of the Closing Statement, Seller shall have thirty (30) days to review the Closing Statement, including the Final Net Current Assets and to inform Buyer in writing of any disagreement (the “Objection”) that it may have with the Closing Statement, the Final Net Current Assets, which Objection shall specify in reasonable detail Seller’s disagreement with the Closing Statement, the Final Net Current Assets. Buyer shall, at no cost to Seller, give Seller and its authorized Representatives reasonable access to such employees, officers and other facilities and such books and records of Buyer and its Affiliates as are reasonably necessary to allow Seller and its authorized Representatives to review the Closing Statement and the Final Net Current Assets. If Buyer does not receive the Objection within such thirty (30) day period, the Final Net Current Assets and the other amounts set forth on the Closing Statement delivered pursuant to Section 3.2(b) shall be deemed to have been accepted by Seller and shall become binding upon Seller. If Seller does timely deliver an Objection to Buyer, Buyer shall then have fifteen (15) days from the date of receipt of such Objection (the “Review Period”) to review and respond to the Objection. Seller and Buyer shall attempt in good faith to resolve any disagreements with respect to the Closing Statement or the Final Net Current Assets. If they are unable to resolve all of their disagreements with respect to the Closing Statement or the Final Net Current Assets within twenty (20) days following the expiration of Buyer’s Review Period, they shall, within fifteen (15) days, refer their differences to an internationally recognized firm of independent public accountants selected jointly by Buyer and Seller, which accountants shall determine, only with respect to the disagreements so submitted, whether and to what extent, if any, the amounts set forth on the Closing Statement, the Final Net Current Assets require adjustment. If Buyer and Seller are unable to so select the independent public accountants within twenty (20) days, either Buyer or Seller may thereafter request that the American Arbitration Association make such selection (as applicable, the firm selected by Buyer and Seller or the firm selected by the American Arbitration Association is herein referred to as the “CPA Firm”). Buyer and Seller shall direct the CPA Firm to render its determination within thirty (30) days after the issue is first submitted to the CPA Firm. The CPA

Firm’s determination shall be conclusive and binding upon Buyer and Seller. The fees and disbursements of the CPA Firm shall be borne by Buyer and Seller in inverse proportion as they may prevail on matters resolved by the CPA Firm, which proportionate allocations shall also be determined by the CPA Firm at the time the determination of the CPA Firm is rendered on the Closing Statement or the Final Net Current Assets. Buyer and Seller shall make readily available to the CPA Firm all relevant books and records relating to the Closing Statement and all other items reasonably requested by the CPA Firm. The Closing Statement and Final Net Current Assets as agreed to by Buyer and Seller or as determined by the CPA Firm shall be referred to as the “Final Closing Statement.”

(d)      Purchase Price Adjustment Amount.

  (i)      If the Final Net Current Assets on the Final Closing Statement is greater than the Estimated Net Current Assets as set forth on the Base Statement, then the difference shall be expressed as a positive number, but if the Final Net Current Assets on the Final Closing Statement is less than the Estimated Net Current Assets as set forth on the Base Statement, then the difference shall be expressed as a negative number (such number, the “Purchase Price Adjustment Amount”).

  (ii)      If the Purchase Price Adjustment Amount is a negative number, then the Purchase Price shall be decreased by the Purchase Price Adjustment Amount and Seller shall pay to Buyer in cash the amount of such difference. If the Purchase Price Adjustment Amount is a positive number, then the Purchase Price shall be increased by the Purchase Price Adjustment Amount and Buyer shall pay to Seller in cash the amount of such difference. All amounts payable under this Section 3.2(d)(ii) shall be paid within fifteen (15) Business Days of the determination of the Final Closing Statement by wire transfer of immediately available funds to a bank account designated in writing by the recipient not less than one (1) Business Day before such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Except as set forth in the Buyer Disclosure Letter, Buyer and Parent represent and warrant, jointly and severally, that the statements contained in this Article IV are true and correct as of the date hereof.

Section 4.1     Organization, Existence and Qualification.

(a)      Buyer is a duly organized limited liability company, validly existing, and in good standing under the laws of the State of Delaware, with full corporate power and authority to execute and deliver this Agreement and the Related Documents and to perform its obligations hereunder and thereunder. As of the Closing, Buyer will be duly qualified to do business as a foreign limited liability company and in good standing under the laws of the Commonwealth of Pennsylvania and each other state in which the failure to be so qualified or in good standing would materially adversely affect Buyer’s ability to consummate the transactions contemplated hereby. Buyer was formed solely for the purposes set out in this Agreement, and prior to the date hereof, no business or other activities will have been conducted by Buyer except as expressly contemplated by this Agreement. Buyer will not have on or prior to the Closing Date any assets or liabilities except for those transferred to it by Seller pursuant to this Agreement and the Related Documents.

(b)      Parent is a duly organized corporation, validly existing, and in good standing under the laws of Connecticut, with full corporate power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, to perform its obligations under all Contracts to which it is a party, and to execute and deliver this Agreement and the Related Documents to which it is a party and to perform its obligations hereunder and thereunder. Parent is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state in which the failure to be so qualified or in good standing would materially adversely affect the business or properties of Parent or Parent’s ability to consummate the transactions contemplated hereby.

Section 4.2    Authority Relative to this Agreement and Binding Effect.  The execution, delivery and performance by Buyer and Parent of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer and Parent. Neither the execution, delivery and performance of this Agreement and the Related Documents by Buyer or Parent nor the consummation by Buyer or Parent of the transactions contemplated hereby will (a) result in any conflict with, breach or violation of or default under the Organizational Documents of Buyer or Parent, (b) result in a violation or breach of any term or provision of or constitute a default under any Contract to which Buyer or Parent, as applicable, is a party or by which its assets are bound, whether with or without notice or the passage of time or both, or (c) result in a violation of any Legal Requirement applicable to Buyer, Parent or any of their Affiliates, except for such exceptions to the foregoing clause (b) that neither Buyer nor Parent is aware of and that, individually or in the aggregate, would not be reasonably likely to materially adversely affect Buyer’s or Parent’s ability to consummate the transactions contemplated hereby. This Agreement constitutes valid and legally binding obligations of Buyer and Parent, enforceable against Buyer and Parent in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally or (ii) the availability of equitable remedies generally.

Section 4.3    Governmental and Other Required Consents.  Except for those Consents described in Section 4.3 of the Buyer Disclosure Letter, no Consent of any Governmental Body or third party is required to be obtained by Buyer, Parent or any of their Affiliates in connection with the execution and delivery by Buyer and Parent of this Agreement or the Related Documents or the consummation by Buyer and Parent of the transactions contemplated by this Agreement or the Related Documents, other than the Consents the failure of which to be obtained would not be reasonably likely, individually or in the aggregate, to have a material effect on the ability of Buyer or Parent to perform or comply with its obligations under this Agreement and the Related Documents to which Buyer or Parent will be a party or the consummation of the transfer of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer.

Section 4.4     Financing.

(a)      Buyer has delivered to Seller (i) true, correct and complete copies of the executed commitment letter, dated as of March 2, 2014, between Parent and Morgan Stanley Senior Funding, Inc. (together with all exhibits, annexes, schedules and attachments thereto, the “Financing Letter”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend to Buyer, the amounts set forth therein (the “Financing”) and (ii) true and correct (subject to the redactions noted therein) copies of the executed fee letter, dated as of March 2, 2014, between Buyer and Morgan Stanley Senior Funding, Inc. (the “Fee Letter”) related to the Financing. As of the date hereof, neither the Financing Letter nor the Fee Letter has been amended or modified prior to the date hereof and the commitments contained in the Financing Letter have not been withdrawn or rescinded in any material respect. If the conditions set forth in Section 8.3 have been satisfied or waived, at the Closing, the aggregate proceeds to be disbursed pursuant to the Financing, together with available cash, cash equivalents and marketable securities of Parent and Buyer, in the aggregate, will be sufficient to make the payments contemplated in Section 9.1(c) and Section 3.2(d) of this Agreement and to pay all fees and expenses required to be paid by Buyer or Parent related to the Financing and the other transactions contemplated by this Agreement.

(b)      As of the date hereof, the Financing Letter is in full force and effect and is the valid, binding and enforceable obligation of Parent and, to the knowledge of Buyer, the other parties to the Financing Letter, in each case except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and other Laws of general applicability relating to or affecting creditors’ rights generally, general equity principles (whether considered at a proceeding of law or equity), the implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect. There are no conditions precedent or other contingencies relating to the funding of the full amount of the Financing, other than as set forth in the Financing Letter and the Fee Letter. Assuming the accuracy of the representations and warranties of Seller contained in this Agreement such that the conditions in Section 8.3(a) would be satisfied, as of the date hereof, (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Buyer, or to the knowledge of Buyer, any other party, under the Financing Letter and the Fee Letter and (ii) Buyer and Parent reasonably believe that the conditions to the Financing contemplated in the Financing Letter and the Fee Letter to be satisfied by Parent or Buyer will be satisfied, at or prior to the time contemplated hereunder for the Closing; provided that no representation or warranty is being made as to whether any of Seller’s representations or warranties are true or correct or whether Seller has complied with its covenants contained in this Agreement.

Section 4.5     Filings.  No statement furnished by Buyer, Parent or any of their Affiliates for inclusion in any filing with any Governmental Body in connection with obtaining such Governmental Body’s Consent for the consummation of the transactions contemplated by this Agreement will contain, as of the date such information is so provided, any untrue statement of a material fact or will omit to state, as of the date such information is so provided, any material fact that is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

Section 4.6    Brokers.  Except as set forth on Section 4.6 of the Buyer Disclosure Letter, no broker or finder has acted for or on behalf of Buyer, Parent or any of their Affiliates in connection with this Agreement or the transactions contemplated by this Agreement. No broker or finder is entitled to any brokerage or finder’s fee, or to any commission, or to any other compensation based in any way on agreements, arrangements or understandings made by or on behalf of Buyer, Parent or any of their Affiliates for which Seller or any Affiliate of Seller has or will have any liability or obligation (contingent or otherwise).

Section 4.7    Litigation.  As of the date hereof, to the knowledge of Buyer or Parent, there is no pending or Threatened Proceedings by any Person against Buyer, Parent or any of their Affiliates that would reasonably be expected to have a material effect on the ability of Buyer or Parent to perform or comply with their obligations under this Agreement and the Related Documents to which they are or will be a party or the consummation of the transfer of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer.

Section 4.8    Independent Investigation.  Buyer and Parent are knowledgeable about the Business, and of the usual and customary practices of companies engaged in businesses similar to the Business and have had access to the Purchased Assets, the officers and employees of Seller, and the books, records and files of Seller relating to the Business, the Purchased Assets and the Assumed Liabilities. In making the decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer and Parent have relied solely on the basis of their own independent due diligence investigation of the Business and upon the representations and warranties of Seller made in this Agreement and the Related Documents.

Section 4.9    Solvency.  At and after the Closing, and subject to the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated by this Agreement set forth in Section 8.3, immediately after giving effect to the transactions contemplated by this Agreement, Parent and Buyer (on a consolidated basis) will be Solvent. For purposes of this Section 4.9, “Solvent”, when used with respect to any Person, means that, as of any date of determination (a) the present fair saleable value (determined on a going concern basis) of its assets will not be less than the sum of (x) its debts (including contingent liabilities) and (y) the amount required to able to pay its probable liabilities on its debts as they become absolute and matured, and (b) such Person will not have incurred debts beyond its ability to pay such debts as they become absolute and matured); provided, however, for the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5). None of the transactions contemplated in this Agreement have been undertaken by the Buyer and Parent with any intent to hinder, delay or defraud any creditor.

Section 4.10    Patriot Act.  Neither Buyer, Parent nor any of their respective Affiliates (i) is listed on any Government Lists, (ii) has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13244 (September 23, 2001) or in any enabling or implementing legislation or other Presidential Executive Orders in respect thereof, (iii) is a person or entity who has been previously indicted for or convicted of any felony involving a crime or crimes or moral turpitude or for any violation of the Patriot Act, or (iv) is currently under investigation by any governmental authority for alleged criminal activity. Buyer has no reason to believe that this transaction, including, without limitation, the source of its funds, would result in a violation by Buyer, Parent or Seller of the Patriot Act, OFAC Laws and Regulations, or any other anti-terrorism or anti-money laundering laws or regulations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants that the statements contained in this Article V are true and correct as of the date hereof.

Section 5.1    Organization, Existence and Qualification.  Seller is a city of the first class, a corporation and body politic, and a political subdivision of the Commonwealth of Pennsylvania. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder to be performed prior to the enactment of the Ordinance by the Council of the City of Philadelphia. Following the enactment of the Ordinance by the Council of the City of Philadelphia Seller will have full power and authority to execute and deliver the Related Documents and to perform all of its obligations hereunder and thereunder.

Section 5.2    Authority Relative to this Agreement and Binding Effect.  The execution, delivery and performance by Seller of this Agreement has been duly authorized by all requisite action in accordance with all relevant statutory authority. Except as set forth in Section 5.2 of the Seller Disclosure Letter, neither the execution, delivery and performance of this Agreement and the Related Documents by Seller, nor the consummation of the transactions contemplated hereby and thereby, will (a) result in any conflict with or breach or violation of or default under the Philadelphia Home Rule Charter or the Code of General Ordinances or any applicable law or administrative regulation of the Commonwealth of Pennsylvania or of the United States or of any other governmental authority having jurisdiction over Seller, (b) to Seller’s Knowledge, subject to Section 2.4, result in a violation or breach of any term or provision of or constitute a default under any Material Contract to which Seller is a party or by which any of its assets are bound, whether with or without notice or the passage of time or both, or (c) result in a material violation of any Legal Requirement applicable to Seller. This Agreement constitutes, and the Related Documents to be executed by Seller when executed and delivered will constitute, valid and legally binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as enforceability may be limited by (i) bankruptcy or similar laws from time to time in effect affecting the enforcement of creditors’ rights generally or (ii) the availability of equitable remedies generally.

Section 5.3    Governmental and Other Required Consents.  Except as set forth in Section 5.3 of the Seller Disclosure Letter, no material Consent of any Governmental Body or third party is required to be obtained by Seller in connection with the execution and delivery by Seller of this Agreement or the Related Documents or the consummation of the transactions contemplated by this Agreement or the Related Documents.

Section 5.4    Title to Purchased Assets; Encumbrances.

(a)      Except as set forth on Section 5.4(a) of the Seller Disclosure Letter and subject to the terms of this Agreement, Seller has or will have, as of the Closing Date: (i) good and valid title to the Purchased Assets other than the Purchased Real Property and the Rights of Way (the “Purchased Personal Property”), and (ii) good and marketable title to the Purchased Real Property. None of the Purchased Assets are subject to any Encumbrance except Permitted Encumbrances. Upon consummation of the transactions contemplated by this Agreement and the Related Documents, subject to Section 2.4, Seller shall have assigned, transferred and conveyed to Buyer all of its right and title to the Purchased Assets, free and clear of all Encumbrances except Permitted Encumbrances.

(b)      Attached as Section 5.4(b) of the Seller Disclosure Letter is a list of all Purchased Real Property. The Purchased Real Property constitutes all of the Real Property that is necessary to conduct the Business as conducted on the Closing Date (other than the Excluded Assets).

(c)      The Reserved Rights of Way do not materially impair the use of the Rights of Way in the operation of the Business conducted thereon.

(d)      To Seller’s Knowledge, Section 5.4(d) of the Seller Disclosure Letter sets forth a list of documented Rights of Way (including all documents of conveyance and amendments thereto in Seller’s possession). Seller has received no notice that Seller is in breach or default under such Right of Way, and to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default. Seller has not subleased, licensed or otherwise granted any Person the right to use any Right of Way (except the Reserved Right of Way) or any portion thereof. Seller has not collaterally assigned or granted any other security interest in such Right of Way or any interest therein.

(e)      The Assigned Leases constitute all the leases, licenses or other agreements (written or oral) pursuant to which Seller has conveyed or granted to any Person a leasehold estate in, or the right to use or occupy, any Purchased Real Property or portion thereof. Except as set forth in Section 5.4(e) of the Seller Disclosure Letter, with respect to each of the Assigned Leases: (i) Seller has received no notice that such Assigned Lease is not legal, valid, binding, enforceable or is no longer in full force and effect; (ii) Seller has received no notice that Seller is in breach or default under such Assigned Lease, and to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default thereunder; (iii) to Seller’s Knowledge, no security deposit or portion thereof deposited with respect such Assigned Lease has been applied in respect of a breach or default under such Assigned Lease which has not been redeposited in full; (iv) except as set forth in such Assigned Lease, Seller does not owe, nor will owe in the future, any brokerage commissions or finder’s fees with respect to such Assigned Lease; (v) to Seller’s Knowledge, the other party to such Assigned Lease has not subleased, licensed or otherwise granted any Person the right to use or occupy, the premises demised thereunder or any portion thereof; (vii) to Seller’s Knowledge, the other party has not collaterally assigned or granted any other security interest in such Assigned Lease; and (viii) there are no liens or Encumbrances on the estate or interest created by such Assigned Lease.

(f)      Attached as Section 5.4(f) of the Seller Disclosure Letter is a list of all leases, licenses or other occupancy agreements (“Leases”) under which PGW or Seller is a tenant, licensor, licensee or occupant relating to the Business (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) (the “Leased Real Property”).

(g)      Except as set forth in Section 5.4(g) of the Seller Disclosure Letter, (i) Seller or PFMC enjoys peaceful and undisturbed possession under all Leased Real Property as to which Seller or PFMC is tenant, subject to the terms of such Leases, and (ii) all Leases for Leased Real Property are valid and subsisting and in full force and effect, (iii) Seller has not received notice that it is in breach or default under such Lease, and to Seller’s Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) to Seller’s Knowledge, no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full, (v) except as set forth in such Lease, Seller does not owe, nor will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease, (vi) Seller has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (vii) Seller has not collaterally assigned or granted any other security interest in such Lease or any interest therein; and (viii) there are no liens or encumbrances on the estate or interest created by such Lease.

(h)      Except as set forth in Section 5.4(h)(i) of the Seller Disclosure Letter, to Seller’s Knowledge, there are no pending or Threatened (i) condemnation or similar proceedings relating to any Purchased Real Property or the Rights of Way or (ii) legislation introduced to change any zoning classification of any Purchased Real Property. Except as set forth in Section 5.4(h)(ii) of the Seller Disclosure Letter, there is no injunction, decree, order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar proceedings pending or, to the Seller’s Knowledge, Threatened, relating to the ownership, lease, use or occupancy of the Purchased Real Property, the Rights of Way or the Leased Real Property or any portion thereof.

Section 5.5    Financial Statements.  Section 5.5 of the Seller Disclosure Letter sets forth (i) the audited statement of assets and liabilities of the Business as of August 31, 2013 and August 31, 2012 (the “Balance Sheet”), and the statement of revenues and expenses of the Business for the years ended August 31, 2013 and August 31, 2012, and the statement of cash flows for the years ended August 31, 2013 and August 31, 2012 (collectively with the Balance Sheet, the “Audited Financial Statements”) and (ii) the unaudited statement of assets and liabilities of the Business as of November 30, 2013 and the unaudited statement of revenue and expenses of the Business for the three (3) month period ending November 30, 2013 (the “Unaudited Interim Financial Statements”, and collectively with the Audited Financial Statements, the “Financial Statements”). Except as set forth in Section 5.5 of the Seller Disclosure Letter and subject to the absence of footnotes and monthly and year end adjustments, the Unaudited Interim Financial Statements have been prepared consistent with Seller’s Audited

Financial Statements, which were prepared in accordance with GAAP. Except as set forth in Section 5.5 of the Seller Disclosure Letter, the Financial Statements present fairly, in all material respects, the financial position of PGW as of the applicable dates and the changes in its financial position and its cash flows for the years or periods then ended. The books and records of Seller related to PGW from which the Financial Statements were derived were complete and accurate in all material respects at the time of such preparation.

Section 5.6    Compliance with Legal Requirements; Governmental Permits.  Except relating to employee benefit matters (which are provided for in Section 5.10), environmental matters (which are provided for in Section 5.12), and regulatory matters (which are provided for in Section 5.14), and except as set forth in Section 5.6 of the Seller Disclosure Letter, (a) Seller is not, nor has it been since August 31, 2013, in violation of any Legal Requirement or Permit that is material and applicable to it and related to the Business, and (b) Seller possesses all material Permits required by any applicable Legal Requirement related to the Business and no appeal or other Proceeding is pending or Threatened to revoke any such Permits. To Seller’s Knowledge, no material default under, or violation of, any such Permit has occurred.

Section 5.7    Legal Proceedings; Outstanding Orders.  Except as set forth in Section 5.7 of the Seller Disclosure Letter, as of the date hereof, to Seller’s Knowledge, there is no (a) material pending or Threatened Proceeding against Seller, PGW or PFMC related to the Business or (b) pending or Threatened Proceeding as of the date hereof, that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the transactions contemplated hereby. Except as disclosed in Section 5.7 of the Seller Disclosure Letter, to Seller’s Knowledge, there are no outstanding Orders against Seller, PGW or PFMC adversely related to the Business (other than any Order relating to rates, tariffs and similar matters arising in the ordinary course of business) that would reasonably be expected to impose any restriction or burdensome requirement on the Purchased Assets or the Business following Closing. Without limiting the generality of the foregoing, except as disclosed in Section 5.7 of the Seller Disclosure Letter, as of the date hereof, to Seller’s Knowledge, there are no pending or Threatened Proceedings or other actions or the basis therefor that would limit or impair the use or validity of any of the Rights of Way.

Section 5.8    Personal Property.  To Seller’s Knowledge, the Purchased Personal Property are in normal operating condition and in a state of reasonable maintenance and repair (normal wear and tear excepted) in accordance with past practices by PGW and are suitable in all material respects for the purposes for which they are being used in the conduct of the Business and in accordance with past practice of the Business.

Section 5.9    Material Contracts.  Section 5.9 of the Seller Disclosure Letter contains a list of all Material Contracts. Seller has made available to Buyer a true and correct copy of each Material Contract requested by Buyer, including amendments, waivers and modifications thereof. Except as described in Section 5.9 of the Seller Disclosure Letter, (i) each Material Contract is a valid and binding obligation of the Business, enforceable against it in accordance with its terms, and, to Seller’s Knowledge, is a valid and binding obligation of each other party thereto, (ii) each Material Contract is in full force and effect (subject to the expiration of the stated term of any such Material Contract in accordance with its terms) and (iii) Seller has performed in all material respects all obligations required to be performed by it under each

Material Contract and there are no material defaults under or material breaches of any such Material Contract by Seller or, to Seller’s Knowledge, the counterparties to the Material Contracts.

Section 5.10  Employee Benefit Matters.

(a)      To Seller’s Knowledge, Section 5.10(a) of the Seller Disclosure Letter contains a true and complete list of each material benefit and compensation plan, program, policy, practice, contract, agreement, letter or arrangement, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, vacation, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit-sharing, medical, surgical, hospitalization, prescriptions, life insurance, welfare, fringe or other benefits or remuneration of any kind, the Pension Plan, the Defined Contribution Plan and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Seller, PGW, PFMC or PGC in each case for the benefit of any Employee or Former Employee (or their applicable dependents and beneficiaries) (the “Employee Plans”). The Pension Plan and the Defined Contribution Plan are the only Employee Plans that are intended to be qualified under Section 401(a) of the IRC. Other than Employees and Former Employees of the Business (and their applicable dependents and beneficiaries), no individuals participate in or are otherwise entitled to receive benefits from any Employee Plan. There are no “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code that provide benefits under an Employee Plan.

(b)      The Pension Plan and the Defined Contribution Plan are “governmental plans” as that term is defined in Section 414(d) of the IRC and Sections 3(32) and 4021 of ERISA.

(c)      With respect to each Employee Plan, Seller has delivered to Buyer true and complete copies of the Employee Plan and any amendments thereto (or if the Employee Plan is not a written Employee Plan, a description thereof), any related trust or other funding vehicle documents, the most recent actuarial valuation reports, annual reports, and asset statements, in each case, as applicable, any summary plan descriptions and the most recent determination letter received from the IRS with respect to each Employee Plan intended to qualify under Section 401 of the IRC.

(d)      None of Seller, any Employee Plan, any trust created thereunder, or any trustee or administrator thereof has engaged in a transaction in connection with which Seller or any Employee Plan could be subject to a material tax imposed pursuant to Section 502(i) of ERISA, or Sections 4975 or 4976 of the IRC.

(e)      Each Employee Plan has been established, operated and administered (including with respect to required contributions thereunder) in all material respects in accordance with its terms and applicable law, including but not limited to the IRC.

(f)      Each Employee Plan intended to be qualified under Section 401(a) of the IRC has (A) received a favorable determination or opinion letter as to its qualification or (B) will make a timely filing for a favorable determination letter pursuant to Rev. Proc. 2012-50. Nothing has occurred since the date of determination of such qualification that would reasonably be expected to materially adversely affect the qualified or exempt status of such Employee Plan or trust.

(g)     Except as disclosed in Section 5.10(g) of the Seller Disclosure Letter, to Seller’s Knowledge, no Employee Plan provides medical, surgical, hospitalization, death or similar benefits coverage (whether or not insured) for Employees or Former Employees for periods extending beyond their retirement or other termination of service, other than (A) coverage mandated by Section 4980B of the IRC, the Public Health Services Act, or comparable provisions of state law, (B) death benefits under any pension plan, or (C) benefits, the full cost of which is borne by the Employee or Former Employee (or in either case, his or her beneficiary).

(h)     Except as disclosed in Section 5.10(h) of the Seller Disclosure Letter, to Seller’s Knowledge, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any Employee or Former Employee to severance pay (or an increase in severance pay) or any other payment, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due an Employee or Former Employee.

(i)      Except as disclosed in Section 5.10(i) of the Seller Disclosure Letter, there are no pending or, to Seller’s Knowledge, Threatened Claims by or on behalf of any Employee Plan, by any Employee, Former Employee or beneficiary thereof covered under any such Employee Plan, or otherwise involving any such Employee Plan (other than routine claims for benefits).

(j)      Except as disclosed in Section 5.10(j) of the Seller Disclosure Letter, to Seller’s Knowledge, Seller does not have any plan, contract or commitment, whether legally binding or not, to create any additional employee benefit or compensation plans, policies or arrangements or, except as may be required by applicable law, to modify any Employee Plan.

(k)     Except as set forth in Section 5.11 of this Agreement, the only representations and warranties given in respect of employee benefit matters are those contained in this Section 5.10 and none of the other representations and warranties set forth in this Agreement shall be deemed to constitute, directly or indirectly, a representation or warranty in respect of employee benefit matters.

Section 5.11  Employee and Labor Matters.

(a)      Section 5.11(a) of the Seller Disclosure Letter contains a true and complete list of all collective bargaining agreements, works council agreements, labor union contracts, trade union agreements, and other agreements (individually and collectively “Collective Bargaining Agreement”) with any union, works council, or labor organization (each a “Union” and collectively “Unions”) to which Seller, PGC, PFMC or PGW is a party with respect to the Business.

(b)     Except as set forth in Section 5.11(b) of the Seller Disclosure Letter, with respect to the Business,:

 (i)      in the past three (3) years, no Union or group of employees of Seller or PGW has sought to organize any employees for purposes of collective bargaining, made a demand for recognition or certification, sought to bargain collectively with Seller, PGC, PFMC or PGW or filed a petition for recognition with any Governmental Body;

 (ii)     as of the date hereof, no Collective Bargaining Agreement is being negotiated by Seller, PGC, PFMC or PGW;

 (iii)    there is no pending or, to Seller’s Knowledge, Threatened and in the past three (3) years there have been no strikes, lockouts, slowdowns, work stoppages, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins, sick-outs, or other forms of organized labor disruption with respect to Seller, PGC, PFMC or PGW;

 (iv)    each of Seller, PGC, PFMC and PGW is in compliance with all Legal Requirements, including under the Fair Labor Standards Act, relating to: (A) the legal eligibility to work for all employees, (B) proper classification of each “independent contractor,” consultant, subcontractor or other contingent worker, and (C) each employee classified as “exempt” from overtime;

 (v)     within the past three (3) years, neither Seller, nor PGC, nor PFMC nor PGW has failed to provide advance notice of layoffs or terminations as required by the WARN Act or any state or local Legal Requirements, regarding the termination or layoff of employees or has incurred any liability or obligation under such Legal Requirements;

 (vi)    each of Seller, PGC, PFMC and PGW is in compliance with all applicable Legal Requirements relating to labor and employment, including all Legal Requirements relating to employment practices; the hiring, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; disability; labor relations; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; working conditions; occupational safety and health; family and medical leave; or data privacy and data protection; and

 (vii)   there are no pending or, to Seller’s Knowledge, Threatened lawsuits, grievances, unfair labor practice charges, arbitrations, charges, investigations, hearings, actions, Claims or Proceedings against Seller, PGC, PFMC or PGW brought by or on behalf of any applicant for employment, any current or former employee, representative, agents, consultant, independent contractor, subcontractor, or leased employee, volunteer, or “temp” of Seller, PGC, PFMC or PGW, or any group or class of the foregoing, or any Governmental Body, in each case in connection with his or her affiliation with, or the performance of his or her duties to, Seller, PGC, PFMC or PGW, any person alleging to be a current or former employee, any group or class of the foregoing, or any Governmental Body, or alleging violation of any labor or employment Legal Requirements, breach of any Collective Bargaining Agreement, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful, or tortious conduct in connection with the employment relationship.

Section 5.12  Environmental Matters.

(a)     Except as set forth in Section 5.12(a) of the Seller Disclosure Letter or as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect:

 (i)      PGW has at all times been in compliance with all Environmental Laws applicable to the Purchased Assets or the Business.

 (ii)     PGW has obtained or applied for in a timely manner, all Permits issued pursuant to Environmental Law and necessary for the construction of its facilities or the conduct of its present operations related to the Purchased Assets or the Business (collectively, the “Environmental Permits”), and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending agency approval, and PGW is in compliance with all terms and conditions of its Environmental Permits related to the Purchased Assets or the Business.

 (iii)    There are no (x) Releases of any Hazardous Material at or from the Purchased Assets or the Business and its current or former assets, properties and operations that would reasonably be expected to result in Environmental Liability or form the basis of any Environmental Claim that would be brought against Seller or the Business, or against any person or entity whose liability for any Environmental Claim Seller or the Business has retained or assumed either contractually or by operation of law, or (y) requirements under any Environmental Law to investigate or remediate such Release.

 (iv)    There are no pending or Threatened Environmental Claims or Environmental Liability related to the Purchased Assets or related to or arising from the Business.

 (v)     The Business is not subject to any order, decree, injunction or other agreement with any Governmental Body or any indemnity or other agreement with any other Person concerning any Environmental Liability.

 (vi)    Seller has made available to Buyer copies of all material environmental reports, studies and assessments in its possession relating to Environmental Liability.

(b)     Other than Section 5.5 and Section 5.13, the only representations and warranties given with respect to environmental matters and compliance with and liability under Environmental Laws are those contained in this Section 5.12 and no other representations and warranties shall be deemed to constitute, directly or indirectly, a representation or warranty with respect to environmental matters and compliance with and liability under Environmental Laws.

Section 5.13  Absence of Certain Changes or Events.  Except (i) as set forth in Section 5.13(a) of the Seller Disclosure Letter and (ii) any actions taken by Seller or PFMC that are not prohibited by Section 6.1(a), since August 31, 2013, to the Seller’s Knowledge, the Business has been conducted in the ordinary course of business consistent with past practice (it being acknowledged that Seller has conducted a sale process with respect to the Business and that, in connection therewith, several parties were permitted access to confidential information of the Business). Since August 31, 2013, there has not been any event or condition, or series of events or conditions that, individually or in the aggregate, has resulted in or would be reasonably likely to result in a Material Adverse Effect.

Section 5.14  Regulatory Matters.

(a)      Section 5.14(a) of the Seller Disclosure Letter sets forth all of the currently pending regulatory filings and proposed policy statements relating to the Business heretofore made by Seller or PGW before any Governmental Body and each other currently pending regulatory Proceeding of any Governmental Body relating to the Business (other than Proceedings that also affect other Persons engaged in a business similar to the Business such as generic or industry-wide Proceedings).

(b)      To Seller’s Knowledge, since August 31, 2013, Seller and PGW have filed or caused to be filed with any Governmental Body all material forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required by any Legal Requirement to be filed by Seller or PGW with any Governmental Body with respect to the Business, the Purchased Assets or the Assumed Liabilities.

(c)      To Seller’s Knowledge, all currently effective material filings relating to the Business, the Purchased Assets or the Assumed Liabilities heretofore made by Seller or PGW with any Governmental Body, including any financial statements therein, were made in material compliance with Legal Requirements then applicable thereto and the information contained therein was true and correct in all material respects as of the respective dates of such filings.

(d)      Except as disclosed on Section 5.14(d) of the Seller Disclosure Letter, PGW, under the jurisdiction of the PUC, is the exclusive provider of gas distribution and transportation services in all areas (i) where it currently provides service to its customers as part of the Business or (ii) as identified on its Tariff.

Section 5.15  Filings.  No statement furnished by the First Deputy Chief of Staff, the City Treasurer or the Deputy Finance Director/PGW Sale Project Manager of Seller in writing expressly identified for inclusion in any filing with any Governmental Body in connection with obtaining such Governmental Body’s Consent for the consummation of the transactions contemplated by this Agreement will contain, as of the date such information is so provided, any untrue statement of a material fact or will omit to state, as of the date such information is so provided, any material fact that is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

Section 5.16  Brokers.  Except as set forth in Section 5.16 of the Seller Disclosure Letter, no broker or finder has acted for or on behalf of Seller in connection with this Agreement or the transactions contemplated by this Agreement and no broker or finder is entitled to any brokerage or finder’s fee, or to any commission, or to any other compensation based in any way on agreements, arrangements or understandings made by or on behalf of Seller for which Buyer has or will have any liability or obligation (contingent or otherwise).

Section 5.17  Insurance.

(a)      Section 5.17(a) of the Seller Disclosure Letter sets forth a true and complete list of all current policies of property and casualty insurance, insuring the properties, assets, employees and/or operations of the Business (collectively, the “Policies”). All premiums payable under such Policies have been paid in a timely manner and, to Seller’s Knowledge, Seller has complied in all material respects with the terms and conditions of all such Policies.

(b)      To Seller’s Knowledge, all material Policies are in full force and effect and Seller is not in material default under any provisions of the Policies.

Section 5.18  Sufficiency of Purchased Assets. The Purchased Assets include all assets, properties and rights necessary for the operation of the Business as currently operated and, immediately after the Closing, necessary for Buyer to continue to operate the Business as currently operated. Except as provided on Section 5.18 of the Seller Disclosure Letter, to Seller’s Knowledge, there is no asset or property of Seller that is used primarily in the Business but that is not included in the Purchased Assets. The consummation of the transactions contemplated hereby, in and of themselves, would not cause, and to Seller’s Knowledge there has not been Threatened, any revocation, modification, cancellation or transfer of any Permit that is material and applicable to the Business. Except as provided on Section 5.18 of the Seller Disclosure Letter, to Seller’s Knowledge, Seller has received no notice of violation regarding the use or occupancy of the Purchased Real Estate.

Section 5.19  Zoning Classifications. Section 5.19 of the Seller Disclosure Letter sets forth the zoning designations for the Purchased Real Property to be conveyed by Seller.

Section 5.20  Intellectual Property.

(a)      Section 5.20(a) of the Seller Disclosure Letter sets forth all registered Acquired Intellectual Property that is owned by Seller or PGW relating to the Business, indicating for each item, (i) the name of the owner thereof; (ii) the registration or application number; (iii) the applicable filing jurisdiction (or, for domain names, the applicable registrar); and (iv) the date of filing or issuance. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or Threatened concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Acquired Intellectual Property.

(b)      Seller or PGW, as applicable, owns, solely and exclusively, all right title and interest in and to the Acquired Intellectual Property that is owned by Seller (the “Owned Intellectual Property”), free and clear of all Encumbrances and such Owned Intellectual Property is subsisting and to Seller’s Knowledge, valid and enforceable.

(c)      Except as set forth in Section 5.20(c)(i) of the Seller Disclosure Letter, to Seller’s Knowledge, the conduct of the Business, including the services provided by Seller, PGW, PFMC or any other Business Operator in connection therewith, has not, does not, and immediately following the Closing, will not, infringe, constitute the misappropriation of or otherwise violate any Intellectual Property of any Person. To Seller’s Knowledge, none of the Acquired Intellectual Property is being infringed, misappropriated or otherwise violated by any other Person. Except as set forth in Section 5.20(c)(ii) of the Seller Disclosure Schedule, the transfer of the Acquired Intellectual Property will not require any consent from any third party.

(d)      There are no pending or to Seller’s Knowledge, Threatened, proceedings, administrative claims, litigation or adverse claims alleging that the conduct of the Business, including the services provided by Seller, PGW, PFMC or any other Business Operator, infringes, misappropriates or otherwise violates the Intellectual Property of any Person.

(e)      To Seller’s Knowledge, the IT Assets used in the Business operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with the Business, and have not materially malfunctioned or failed within the past three years. To Seller’s Knowledge, the IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, bugs, faults or other devices or effects that (i) enable or assist any Person to access without authorization the IT Assets, or (ii) otherwise significantly adversely affect the functionality of the IT Assets. Seller takes and has taken reasonable measures to protect the confidentiality, integrity and security of the IT Assets, and all information stored or contained therein or thereon or transmitted thereby from any unauthorized use, access, interruption or modification by third parties. To Seller’s Knowledge, no Person has gained unauthorized access to the IT Assets. Seller has implemented reasonable backup and disaster recover technology consistent with industry practices.

(f)      Seller has taken reasonable measures to protect the confidentiality and value of all Trade Secrets that are related to, and material to the conduct of, the Business, and to Seller’s Knowledge, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure, confidentiality agreement, and/or license agreements which have not been breached.

Section 5.21  Information Supplied. The information supplied by or on behalf of Seller or PFMC (and not including any modification to that information by Buyer or Parent) that is Required Information or is to be included or incorporated by reference in any filings with the SEC by Parent shall be true and correct in all material respects and not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 5.22  Transactions with Affiliates.  Except as set forth in Section 5.22 of the Seller Disclosure Letter, there are no Contracts between Seller or PFMC, on the one hand, and any of Seller’s Affiliates, on the other hand, relating to the Business that involves any payment in excess of $100,000 annually or is a Material Contract.

Section 5.23  Taxes.  Except as set forth in Section 5.23 of the Seller Disclosure Letter, (a) all Tax Returns with respect to the Business that are required to be filed on or before the Closing have been or will have been duly filed and all amounts shown to be due and owing thereon have been or will have been duly and timely paid, (b) all Taxes that are or were required by applicable Law to be withheld or collected (including income, social security and employment Tax withholding for all types of compensation) have been duly withheld or collected and, to the extent required, have been or will have been paid to the proper Tax authority, (c) there is no lien for Taxes upon any of the Purchased Assets nor, to Seller’s Knowledge, is any Tax authority in the process of imposing any lien for Taxes on any of the Purchased Assets, other than liens for Taxes that are not yet due and payable, and (d) no issues that have been raised in writing by the relevant Tax authority in connection with any examination of the Tax Returns referred to in paragraph (a) hereof are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full. Seller shall provide the bulk sale notice to the Pennsylvania Department of Revenue as required by 72 P.S. Sec. 1403, and shall provide Buyer with the tax clearance certificate referred to in that section.

Section 5.24   PFMC.  Except as set forth in Section 5.24 of the Seller Disclosure Letter, PFMC does not own any assets or have any liabilities related to, arising from or used in the Business and, in its own capacity, is not a party to any Contract related to the Business.

Section 5.25   Disclaimer. Except as otherwise expressly set forth in this Article V, Seller expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, title, value or quality of the assets or properties currently or formerly used, operated, owned, leased, controlled, possessed, occupied or maintained by Seller, and Seller specifically disclaims any representation or warranty of merchantability, usage, suitability or fitness for any particular purpose with respect to such purchased assets or properties, or any part thereof, or as to the workmanship thereof, or the absence of any defects therein, whether latent or patent, it being understood that, except as otherwise expressly set forth in this agreement and the related documents, such purchased assets and properties are being acquired, “as is, where is” on the Closing Date, and in their present condition, with all faults and that buyer shall rely on its own examination and investigation thereof.

ARTICLE VI

COVENANTS

Section 6.1     Covenants of Seller.  Seller agrees to observe and perform the following covenants and agreements:

(a)       Conduct of the Business Prior to the Closing Date.  With respect to the Business, except (x) as contemplated in this Agreement or in Section 6.1 of the Seller Disclosure Letter, (y) as required by any Legal Requirement or Order or (z) as otherwise expressly consented to in writing by Buyer, which consent shall not be unreasonably withheld, conditioned or delayed; prior to the Closing, Seller shall:

  (i)      (A) operate and maintain the Business in the ordinary course of business consistent with past practice, including the orderly payment of all obligations within timeframes consistent with past practice and without prepayments or lump payments not consistent with past practice, (B) use its commercially reasonable efforts to preserve intact (x) the business organization of the Business, (y) the relationships with customers, suppliers and other Persons having material business dealings with the Business and (z) the goodwill of the Business, (C) subject to prudent management of the Business’s workforce and business needs and compliance with Section 7.2 of this Agreement, use its commercially reasonable efforts to keep available the services of the Employees, (D) use its commercially reasonable efforts to maintain its existing Permits, (E) perform in all material respects its obligations under the Material Contracts, (F) operate and maintain the Purchased Assets in their present condition (reasonable wear and tear and casualty excepted), subject to retirements in the ordinary course of business, (G) make the investments in property, plant and equipment and other utility assets contemplated in the budget included on Section 6.1(a)(i)(G) of the Seller Disclosure Letter in the ordinary course of business consistent with past practice, without any intentional deferral of any such investments, but subject to normal weather and seasonality adjustments as necessary; and (H) use commercially reasonable efforts to facilitate Buyer’s participation in all union negotiations relating to the Collective Bargaining Agreement, including, but not limited to, facilitating any required consent of the union to such participation by Buyer;

(ii)      not enter into, assign, amend, renew or extend, any Lease or Right of Way or Material Contract other than in the ordinary course of business;

(iii)     not (A) sell, lease (as lessor) or dispose of or otherwise transfer or make any Material Contract for the sale, lease (as lessor), disposition or transfer of, or subject to any Encumbrance (other than a Permitted Encumbrance in the ordinary course of business), any Purchased Assets, other than (1) the sale of inventory in the ordinary course of business or (2) the sale or lease (as lessor) of Purchased Assets (other than Purchased Real Property) not to exceed $2,000,000 in the aggregate, or (B) purchase or lease (as lessee), or make any Material Contract for the purchase or lease (as lessee) of, any Purchased Assets, other than (x) the purchase of inventory in the ordinary course of business, (y) pursuant to any capital expenditure reflected in the capital expenditure budget previously delivered to Buyer and set forth on Section 6.1(a)(i)(G) of the Seller Disclosure Letter, or (z) the purchase or lease (as lessee) of Purchased Assets not to exceed $5,000,000 in the aggregate;

(iv)     not (a) make any unbudgeted capital expenditure or capital expenditure commitment in excess of $3,000,000 in the aggregate except expenditures incurred after consultation with Buyer and in accordance with good utility practices in the event of service interruption, emergency or casualty loss to be reasonably determined in Seller’s sole discretion;

(v)      comply in all material respects with all applicable Legal Requirements, including those relating to the filing of reports and the payment of Taxes due to be paid on or prior to the Closing, other than those contested in good faith for which reserves have been established in accordance with GAAP;

(vi)     except as required by the terms of any existing Contract which has been disclosed on Section 5.9 of the Seller Disclosure Letter, Employee Plan existing as of the date hereof and set forth in Section 5.10 of the Seller Disclosure Schedule, or Collective Bargaining Agreement, or as otherwise required by applicable law, not (i) except in the ordinary course consistent with past practice and after consultation with Buyer, materially increase in the aggregate the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay (taken as a whole) of any Employee or Former Employee, (ii) promote any Employee who is an officer to a position more senior than such Employee’s position as of the date hereof, promote a non-officer Employee to an officer position or hire or make an offer to hire any officer, (iii) adopt or establish any plan, program or arrangement that would be an Employee Plan, or otherwise amend, waive or accelerate the vesting criteria or vesting requirements of payment of any compensation or benefit under any Employee Plan or remove any existing restrictions in any Employee Plan or awards made thereunder, (iv) change any actuarial or other assumptions used to calculate funding obligations with respect to any Employee Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or applicable Laws or (v) provide written communication to Employees or Former Employees regarding the compensation, benefits or other treatment they will receive in connection with the transactions contemplated by this Agreement, unless any such communications are consistent with prior directives or documentation provided to Seller by Buyer (in which case, Seller shall provide Buyer with prior notice of and the opportunity to review and comment upon any written such communications);

(vii)    except in the ordinary course of business, not terminate any Employees, not hire any Employees or fill vacancies existing as of the date hereof or created by terminations in accordance with this provision or by voluntary resignations;

(viii)   not adopt, enter into, renew or extend any Collective Bargaining Agreement applicable to the Employees, provided, however, that if Closing has not occurred by May 1, 2015, then Seller shall be permitted to renew or extend the existing Collective Bargaining Agreement so long as (i) the terms and conditions of such renewed or extended Collective Bargaining Agreement do not adversely impact Buyer in any manner and (ii) Buyer is present at all negotiations relating to the foregoing;

(ix)     not terminate or relinquish any material rights under any Lease, Right of Way or Material Contract;

(x)      not settle any claim, action, suit, Proceeding or investigation, whether civil, criminal, administrative or investigative, except settlements for sums less than $5,000,000 that (A) are fully covered by to reserves existing as of the date hereof in accordance with GAAP or (B) would not reasonably be expected to have a material adverse effect on the Business after Closing;

(xi)     make all material regulatory filings as required by Law, provided that Seller shall not initiate any general rate proceeding or make any other material filing related to the Business proposing new tariff provisions other than as contemplated by this Agreement or agreed to by Buyer;

(xii)    maintain the Policies;

(xiii)   not conduct any subsurface investigation or earth disturbance activities on the Purchased Real Property, except as necessary to comply with any covenants or obligations set forth in this Agreement, to comply with any Legal Requirement or to correct any violations of Environmental Laws relating to the Business or the Purchased Assets, to continue the ongoing work at the manufactured gas plant properties to address Contamination in accordance with the Pennsylvania Land Recycling and Environmental Remediation Standards Act (“Act 2”) or other applicable Environmental Law or to conduct activities or projects planned or scheduled prior to the date hereof or otherwise in the normal course of operating the Business or the Purchased Assets, such activities including but not limited to modification, replacement, repair or maintenance of equipment, facilities, fixtures, systems or improvements located thereon, and in each such case Seller will provide Buyer with reasonable advance notice of any such activities;

 (xiv)   not amend the OPEB Plan to increase the OPEB Liabilities; and

 (xv)    not make any commitment to take any of the actions prohibited by this Section 6.1(a).

(b)     Entry into Material Contracts.  Seller shall obtain Buyer’s written consent prior to it or PFMC entering into any Assumed Contract with respect to the Business that, if existing as of the date hereof, would have been required to be set forth on Section 5.9 of the Seller Disclosure Letter as a Material Contract, other than Contracts in the ordinary course of the Business or Contracts that have been budgeted for by Seller, provided, however, that in no case shall Seller or PFMC enter into contracts with the City of Philadelphia or any agency or instrumentality thereof or of a type identified in provision (i) or (l) of the Material Contract definition without Buyer’s prior written consent. Section 5.9 of the Seller Disclosure Letter shall be deemed supplemented to include such Assumed Contract if Buyer consents in writing thereto.

(c)     Access to the Business, Purchased Assets and Records; Updating Information.  From and after the date hereof and until the Closing Date, Seller shall, except when prohibited by Legal Requirements and subject to reasonable procedures established by Seller: (A) permit Buyer and its Representatives to have, on reasonable written notice and at reasonable times, reasonable access to all Purchased Real Property, Employees, and books, papers and records to the extent that they relate to the Business and the Purchased Assets, (B) furnish Buyer with such financial and operating data and other information with respect to the Business as Buyer may from time to time reasonably request in writing, (C) furnish Buyer with a copy of each material report, schedule or other document related to the Business and (D) permit an employee of Parent, after reasonable written notice to Seller, to establish an office within the executive offices of the Business and represent Parent and Buyer as an observer and facilitator of communications between Parent and Seller and the Business; provided, however, that (w) such access shall not unreasonably interfere with the operation of the Business, (x) Buyer and its Representatives shall not perform any excavation or environmental sampling or monitoring in connection with the Business and the Purchased Assets, (y) except as required by Environmental Laws, and after written notice to Seller, Buyer and its Representatives shall not contact any Governmental Body regarding environmental matters relating to the Business or the Purchased Assets except in conformance with Seller’s written consent, not to be unreasonably delayed, conditioned or withheld, and (z) Seller may, at its reasonable discretion, elect not to provide access to documents or information which are privileged or would otherwise qualify for exemption from disclosure under rules governing disclosure in a Commonwealth of Pennsylvania or other Proceeding.

(d)     Delivery of Records at Closing.  Seller shall deliver to Buyer at Closing all books, papers and records primarily related to the Business, the Purchased Assets or the Assumed Liabilities, other than records required by any Legal Requirement to be kept in the possession of the Seller. Further, without limiting the generality of Section 6.3(c), Seller shall cooperate with Buyer prior to Closing to examine existing documentation relating to the nature of the ownership interests in the Rights of Way and to determine whether written documentation exists to support the existence of the Rights of Way encumbering private property.

(e)      Notice.  Seller shall notify Buyer as promptly as practicable after notice is given to Seller, or Seller acquires knowledge of, any (A) significant potential change in the ordinary course of business for the Business, (B) Proceedings or Orders involving or affecting the Business or the transactions contemplated by this Agreement, (C) unbudgeted capital expenditure or commitment in excess of $2,000,000 individually or $3,000,000 in the aggregate, (D) failure of a Material Contract to remain in full force and effect, and (E) notice of any event or discovery that is reasonably likely to give rise to any material Environmental Liability with respect to the Business, and shall use commercially reasonable efforts to keep Buyer fully informed of such events. In addition, each party shall, promptly after obtaining knowledge thereof, give written notice to the other party of any event or condition that causes, or is reasonably likely to cause, any representation or warranty of the notifying party to be inaccurate or that is reasonably likely to result in the non-fulfillment of any of the conditions to the consummation of the transactions hereunder. Except as expressly provided in Section 6.1(c), neither such notice nor the receiving party’s resulting knowledge of the matters disclosed therein shall be deemed to waive or limit in any respect any representation or warranty, rights in respect thereof, or conditions to the consummation of the transactions under this Agreement

(f)      Confidentiality.  From and after the Closing Date, Seller shall, and shall cause its respective Representatives to, keep confidential and not disclose any information relating to the Business (whether in the possession of Seller or such Representatives at the time of the Closing or subsequently obtained by Seller or any such Representative from Buyer pursuant to this Agreement or any Related Document) (“Restricted Information”), and shall not directly or indirectly use such Restricted Information for any purpose, except as and to the extent permitted by the terms of this Agreement or any Related Document. The obligation to keep such Restricted Information confidential shall continue indefinitely from the Closing Date but shall not apply to any information which (i) is in the public domain through no fault of Seller or any of its Representatives, (ii) is published or otherwise becomes part of the public domain through no fault of Seller or any of its Representatives or (iii) becomes available to Seller or any of its Representatives on a non-confidential basis from a source that did not acquire such information (directly or indirectly) from Seller or Buyer on a confidential basis. Notwithstanding the foregoing, Seller may make disclosures required by law; including Seller’s obligations under the Pennsylvania Right to Know Law, P.S. §§ 67.101-3104, provided, that Seller, to the extent practicable, shall provide Buyer with prompt notice thereof so that Buyer may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.1(f). In the event that such protective order or other remedy is not obtained or Buyer waives compliance with the provisions of this Section 6.1(f), Seller shall, or shall cause the Person required to disclose such Restricted Information to, furnish only that portion of the information that such Person is advised by an opinion of Seller’s counsel is legally required, and, to the extent practicable, Seller shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment is accorded the Restricted Information so furnished.

(g)      Bonds.  Contemporaneously with the Closing, Seller shall apply a portion of the Purchase Price to defease the Bonds and cause all letters of credit, bonds and other surety instruments, reimbursement agreements and other agreements related to the Bonds to be terminated at no cost to Buyer and with no residual liability to Buyer, the Business or Parent.

(h)     No Shop.

(i)      Until the earlier of the termination of this Agreement and the Closing, Seller shall not and shall cause its Affiliates and their respective officers, directors, employees, agents and representatives not to, directly or indirectly, (i) solicit any inquiries or proposals, or enter into any discussions, negotiations, understandings, arrangements or agreements, relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the Business to any Person other than Buyer or its Affiliates, (ii) knowingly disclose, directly or indirectly, to any Person any confidential information concerning the Business except as necessary to conduct the Business in the Ordinary Course or (iii) release or permit the release of any Person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any confidentiality, “standstill”, or similar agreement to which Seller is a party, it being understood that a breach of this covenant by an employee of Seller not acting at the direction of or otherwise on behalf of Seller or its agents or representatives, which breach does not lead to a written proposal from a third party that is considered by the office of any individual signatory to this Agreement, shall not be deemed a material breach hereof. Seller shall cause the return or destruction of all of its confidential information provided to any Person in accordance with the Confidentiality Agreement with such person (except Buyer, Parent or their Representatives) in connection with the proposed sale of the Business. In the event that Seller or any of its Affiliates receives an offer for such a transaction prior to the consummation or termination of this Agreement, Seller will provide Buyer with notice thereof as soon as practical after receipt thereof, which notice shall include the material terms of the offer.

(ii)      The parties acknowledge that there may be no adequate remedy at law for a breach of Section 6.1(h)(i) and that money damages may not be an appropriate remedy for breach of Section 6.1(h)(i). Therefore, the parties agree that Buyer has the right to injunctive relief and specific performance of Section 6.1(h)(i) in the event of any breach of such Section in addition to any rights it may have for damages which shall include out of pocket expenses and other damages recoverable under this Agreement. The remedies set forth in this Section 6.1(h)(ii) are cumulative and shall in no way limit any other remedy any party hereto has at law, in equity or pursuant hereto.

(i)     Post-Closing Policies.  Seller shall maintain those Policies in effect immediately prior to the Closing that insure against Losses from pre-existing liability claims until satisfaction, expiration, dismissal or other resolution of all pre-existing liability claims, and Seller shall take all necessary steps to ensure that Buyer is named as an additional insured under such Policies and provide evidence thereof to Buyer. For the purpose of this Section 6.1(i), a “pre-existing liability claim” means a Claim brought by a third party (including a Claim that is subject to the Pennsylvania Political Subdivision Tort Claims Act or would be subject to such statute if brought against Seller prior to the Closing) arising out of any occurrences, events, or accidents that actually or allegedly occurred in whole or in part prior to the Closing. Seller shall report to its carriers for such Policies, as and when may be required by such carriers, any known occurrences, events, or accidents, any occurrences, events, or accidents that may give rise to a

Claim, and any Claims that were made against Seller prior to the Closing. With respect to any pre-existing liability claim, Seller shall diligently pursue appropriate procedures under such Policies to obtain coverage with respect to such claim to the extent covered and shall promptly remit to Buyer the proceeds of any payment under the Policies received by Seller. Seller shall promptly provide copies of all materials submitted in pursuit of coverage under such Policies and all related correspondence. Buyer shall reimburse Seller for the actual cost incurred by Seller for, or shall directly pay, any premiums and deductibles under such Policies for so long as such Policies remain in effect.

Section 6.2    Covenants of Buyer.  Buyer and Parent agree to observe and perform the following covenants and agreements:

(a)      Access to Information.  After Closing, Buyer shall, and shall cause its Representatives to, at no cost to Buyer or its Representatives, afford to Seller, including its Representatives, on reasonable written notice and at reasonable times, reasonable access to all books, papers and records related to the Business and Purchased Assets, as necessary for Seller to satisfy Legal Requirements. Buyer shall cause such records to be maintained for not less than seven (7) years from the Closing Date and will not dispose of such records without first offering in writing to deliver them to Seller; provided, however, that in the event that Buyer transfers all or a portion of the Business to any third party during such period, Buyer may transfer to such third party all or a portion of the books, papers, and records related thereof, provided such third party transferee expressly assumes in writing the obligations of Buyer under this Section 6.2(a). In addition, on and after the Closing Date, at Seller’s request, Buyer shall make available to Seller and its Representatives, on reasonable written notice and at reasonable times, those employees of Buyer reasonably requested by Seller in connection with any Proceeding relating to the Business, including to provide testimony, to be deposed, to act as witnesses and to assist counsel; provided, however, that (i) such access to such employees shall not unreasonably interfere with the normal conduct of the operations of Buyer and (ii) Seller shall reimburse Buyer for the out-of-pocket costs reasonably incurred by Buyer in making such employees available to Seller. Without limiting the application of Section 6.1(f), all documents or information furnished by Buyer or obtained by Seller or its Representatives hereunder shall be subject to Section 6.1(f).

(b)      Seller Guarantees and Surety Instruments.  Buyer shall use commercially reasonable efforts to assist Seller in obtaining full and complete releases on the guarantees, letters of credit, bonds and other surety instruments provided by Seller in connection with the Business and disclosed on Section 6.2(b) of the Seller Disclosure Letter, provided, however, that Buyer shall have no such obligations in connection with any letters of credit, bonds or surety instruments related to the Bonds. For purposes of this Section 6.2(b), such commercially reasonable efforts shall include: (i) Buyer’s assumption of the Contracts on the terms set forth in this Agreement; and (ii) an obligation on the part of Buyer to provide a guaranty, letter of credit, bond or other surety instrument at Closing (upon substantially the same terms as such surety instrument provided by Seller) to the extent required by any Contract assumed by Buyer at Closing and, in general, no later than ninety (90) days after the Closing Date but effective as of the Closing Date, an equivalent surety instrument (upon substantially the same terms as such surety instrument provided by Seller) to be substituted for any surety instrument provided by Seller to any beneficiary in connection with the Business. Buyer shall indemnify, defend and hold harmless Seller and its Affiliates for any and all Losses (in each case without deduction or set off) incurred on account of Seller’s guarantees, letters of credit, bonds and other surety instruments on or after the Closing Date insofar as such Losses relate to any failure of Buyer to perform or discharge any Assumed Liability on or after the Closing, it being understood that Buyer shall have no such obligations in connection with any letters of credit, bonds or surety instruments related to the Bonds.

(c)      Economic Opportunity Plan.  Promptly following Closing, Buyer shall submit an Economic Opportunity Plan to the City as set forth on Section 6.2(c) of the Buyer Disclosure Letter.

(d)      Advisory Board.  Promptly following Closing, Buyer shall establish an advisory board for the Business. The advisory board shall consist of not fewer than nine (9) members, the substantial majority of whom shall be residents of the City of Philadelphia, shall be chaired by the chief executive officer of Parent and shall remain in existence for at least three (3) years. The advisory board shall meet in person at least quarterly in the City of Philadelphia to receive information on and review the financial and operating results of the Business, economic development activities of the Business, customer service performance of the Business, pending and potential community relations, regulatory, government relations or labor issues and other matters that the advisor board believes should be brought to the attention of the Board of Directors of Parent. During its initial three year period, Buyer shall consult with the Mayor and President of City Council of Seller regarding potential members of the advisory board, but all appointments shall be made by Buyer.

(e)      Governance.  Promptly following Closing, Parent shall increase the size of its board of directors by one and, after consultation with Seller, appoint to its board of directors a person resident in the City of Philadelphia, selected by Parent. Such person shall also be a member of the advisory board established pursuant to Section 6.2(d).

Section 6.3    Commercially Reasonable Efforts; Governmental Filings.

(a)      Commercially Reasonable Efforts.  Subject to the terms and conditions set forth in this Agreement, each party hereto shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Legal Requirements) to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Legal Requirements to consummate the transactions contemplated by this Agreement and the Related Documents, including: (i) the obtaining of all Consents required to consummate the transactions contemplated by this Agreement and the Related Documents in a timely manner, including any Consent required under any Legal Requirement, Contract, Lease or Rights of Way applicable to the Business and all Consents listed in Section 5.3 of the Seller Disclosure Letter, including the Consent and approval of City Council and the PUC, (ii) defending any Proceedings, whether judicial or administrative, challenging this Agreement or the Related Documents or the consummation of the transactions contemplated hereby or thereby, including seeking to have any stay or temporary restraining order entered by any Governmental Body vacated or reversed, (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and the Related Documents including any Legal Requirement with respect to Rights of Way and (iv) except in respect of those specific filings as addressed by Section 6.3(b) below, furnishing to the other party all information necessary or desirable in connection with, and cooperate with the making of, any filing pursuant to any Legal Requirement, and in connection with resolving any investigation or other inquiry by any Governmental Body under any law with respect to the transactions contemplated by this Agreement; provided, however, that in no event shall Seller or Buyer be required to pay any penalty, compensation or other consideration to any third party for any Consent. In the event that any Proceeding is commenced challenging the transactions contemplated by this Agreement or the Related Documents, each of the parties shall cooperate with each other and use its respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Related Documents.

(b)     PUC Approval; Other Regulatory Filings.

(i)      Buyer and Seller shall prepare and file no later than sixty (60) days following the introduction of the Ordinance in the City Council, a joint application to the PUC (the “Joint Application”) for any required approvals by the PUC of the transactions contemplated hereby accompanied by any required direct testimony in support of the Joint Application. The Joint Application shall include the terms and conditions set forth herein and be accompanied by the application by Buyer for additional approvals required by Buyer from the PUC in order for Buyer to provide gas distribution and transportation services currently provided by PGW in the City of Philadelphia and otherwise operate the Business after the Closing, including: (A) application for authorizations and Certificates of Public Convenience meeting the applicable requirements of Sections 7.1(a)–(c) of this Agreement; (B) a proposed initial tariff that reflects PGW’s base rates and separate automatic rate adjustment riders, charges, and surcharges in effect as of the day of submission of the Joint Application, including its OPEB Surcharge and Senior Discount; (C) a request for establishment of regulatory assets in respect of the pension and OPEB obligations of the Business; (D) application for PUC approval of any contracts with affiliated interests; (E) PUC registration of any securities certificates and (F) a request for approval to transfer any existing PGW Regulatory Assets and Regulatory Liabilities to Buyer. Buyer may include as part of the Joint Application a request for establishment of regulatory assets in respect of the costs of conversion to an investor-owned utility and, in the event the PUC issues an order prior to the filing of or during the pendency of the Joint Application that requires PGW to relocate meters, a request for establishment of a regulatory asset in respect of meter relocation costs. Buyer and Seller shall jointly, and on an equal basis, direct the process, positions taken and the regulatory action requested in the Joint Application. Buyer and Seller shall furnish each other all such information in their possession as may be necessary for the completion of the Joint Application, give each other reasonable opportunity to comment on the Joint Application, and use commercially reasonable efforts and cooperate with each other in seeking approval of the Joint Application. The parties agree to use commercially reasonable efforts to make available the personnel and other resources of their respective organizations in order to obtain approval of the Joint Application. Buyer and Seller shall keep each other apprised in a prompt manner of the status and substance of any communication with, and inquiries or requests for additional information from, the PUC, shall comply promptly with any such inquiry or request and shall give each other a reasonable opportunity to participate in any such communications and to comment on any proposed written communications. Buyer and

Seller shall use their commercially reasonable efforts, subject to the terms and conditions of this Agreement, to: (i) promptly take any and all steps necessary to resolve the issues raised by the PUC, its staff or parties to the proceedings before the PUC in connection with the Joint Application, and (ii) obtain approval from the PUC as promptly as practicable in order to allow the consummation of the transactions contemplated by this Agreement no later than the End Date.

  (ii)      Promptly following the date of this Agreement, Buyer shall prepare and file with any other Governmental Body, requests for such other Consents from a Governmental Body other than the PUC or the Council of the City of Philadelphia as may be necessary for Buyer or Parent to consummate the transactions contemplated by this Agreement and the Related Documents. Such Consents are listed on Section 6.3(b)(ii) of the Buyer Disclosure Letter, and together with the provisions described in clauses (A)-(F) in Section 6.3(b)(i), are referred to as “Buyer’s Regulatory Approvals”. Buyer shall use commercially reasonable efforts to obtain Buyer’s Regulatory Approvals. Buyer shall promptly provide drafts of all applications for Buyer’s Regulatory Approvals to Seller prior to submission to allow Seller to review and comment on such applications. Each party shall promptly inform the other party of any communication received by it, or given by it, to any Governmental Body from which any such Consent is required, and of any material communication received or given in connection with any Proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and will permit the other party to review any communication given by it to any Governmental Body, and each party shall consult with the other party in advance of any meeting or conference with, any such Governmental Body or, in connection with any Proceeding by a private party, with such other Person, and to the extent permitted by such Governmental Body or other Person, give the other party the opportunity to attend and to participate in such meetings and conferences. To the extent requested by Buyer, Seller shall cooperate with Buyer in obtaining Buyer’s Regulatory Approvals, provided that Seller shall not be required to incur any obligations to any Governmental Body or private party to any Proceeding and that Seller’s out of pocket costs are reimbursed or paid for by Buyer.

  (iii)     Promptly following the enactment of the Ordinance by the Council of the City of Philadelphia, the Mayor of the City of Philadelphia shall approve the Ordinance.

  (iv)     The obligation of either party to share information with, or furnish information to, the other party, to keep the other party apprised of developments or communications or involve the other party in attending and participating in meetings and conferences as required by Section 6.3(a) and Section 6.3(b) shall not apply if such action is prohibited by any Legal Requirement.

(c)      Further Assurances.  From time to time following the Closing, each of the parties hereto shall, and shall cause their respective Representatives and Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the Related Documents, including the delivery of conveyance documents reasonably determined by Buyer to be necessary to confirm Buyer’s rights in and to the Rights of Way contemplated by this Agreement and that are located on Real Property owned by Seller and for which no documentation was provided on or before

Closing (excluding, however, Rights of Way that are governed by Philadelphia Code Section 11-700 et seq.); such conveyance documents shall be in form and substance customarily used by Seller in granting easements to third parties and reasonably acceptable to any title insurance company insuring such Real Property interest. With respect to the conveyance of Rights of Way acquired by Seller by prescription or necessity contemplated by this Agreement and that are located on Real Property not owned by Seller, Seller shall cooperate with Buyer in the event Buyer takes action to establish or document its rights in and to such Rights of Way. Without limiting the generality of the foregoing, to the extent that Buyer or Seller discover following Closing that any asset that was intended to be transferred pursuant to this Agreement was not transferred at Closing, or any books, papers or records that should have been transferred pursuant to Section 6.1(d) of this Agreement was not transferred, Seller shall or shall cause its Affiliates promptly to assign and transfer to Buyer all right, title and interest in such asset, books, papers or records.

Section 6.4    Acknowledgment.

(a)      Acknowledgement by Buyer and Parent.  In order to induce Seller to enter into and perform this Agreement and the Related Documents, Buyer and Parent acknowledge and agree as follows:

THE REPRESENTATIONS AND WARRANTIES AND COVENANTS SET FORTH IN THIS AGREEMENT AND THE RELATED DOCUMENTS CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THERE ARE NO REPRESENTATIONS, WARRANTIES, COVENANTS, UNDERSTANDINGS OR AGREEMENTS, ORAL OR WRITTEN, IN RELATION THERETO BETWEEN THE PARTIES OTHER THAN THOSE INCORPORATED HEREIN AND THEREIN. EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND COVENANTS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE RELATED DOCUMENTS, BUYER AND PARENT DISCLAIM RELIANCE ON ANY REPRESENTATIONS, WARRANTIES OR COVENANTS EITHER EXPRESS OR IMPLIED, BY OR ON BEHALF OF SELLER OR ITS REPRESENTATIVES. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER AND PARENT ACKNOWLEDGE AND AGREE THAT, EXCEPT AS PROVIDED IN SECTION 5.12, THERE ARE NO REPRESENTATIONS OR WARRANTIES OF SELLER WITH RESPECT TO COMPLIANCE WITH ENVIRONMENTAL LAWS AND ENVIRONMENTAL PERMITS OR THE PRESENCE OR RELEASES OF HAZARDOUS MATERIAL IN THE FIXTURES, SOILS, GROUNDWATER, SURFACE WATER OR AIR ON, UNDER OR ABOUT OR EMANATING FROM ANY OF THE PURCHASED ASSETS OF SELLER.

BUYER AND PARENT FURTHER ACKNOWLEDGE AND AGREE THAT SELLER HAS NOT MADE AND DOES NOT MAKE, EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT AND RELATED DOCUMENTS, ANY REPRESENTATION, WARRANTIES OR OTHER STATEMENT WITH RESPECT TO THE PURCHASED REAL PROPERTY AND RIGHTS OF WAY AS TO (1) THE PHYSICAL CONDITION, THE STATE OF TITLE OF THE PURCHASED REAL PROPERTY AND RIGHTS OF WAY, OR (2) THE ACCURACY OR COMPLETENESS OF ANY THIRD PARTY REPORT OBTAINED BY

SELLER. BUYER AND PARENT EXPRESSLY ACKNOWLEDGE AND AGREE TO TAKE THE PURCHASED REAL PROPERTY AND RIGHTS OF WAY “AS IS” AND WITH ALL FAULTS. BUYER AND PARENT ACKNOWLEDGE THAT THEY EACH HAVE EXAMINED THE PURCHASED REAL PROPERTY AND AGREE THAT THEY ARE RELYING SOLELY UPON THEIR OWN INSPECTION AND KNOWLEDGE IN CONNECTION WITH THIS TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING THE PURCHASE OF REAL PROPERTY.

(b)      Acknowledgement of Seller.  In order to induce Buyer and Parent to enter into and perform this Agreement and the Related Documents, Seller acknowledges as follows:

THE REPRESENTATIONS, WARRANTIES AND COVENANTS SET FORTH IN THIS AGREEMENT AND THE RELATED DOCUMENTS CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS, WARRANTIES AND COVENANTS OF BUYER AND PARENT IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THERE ARE NO REPRESENTATIONS, WARRANTIES, COVENANTS, UNDERSTANDINGS OR AGREEMENTS, ORAL OR WRITTEN, IN RELATION THERETO BETWEEN THE PARTIES OTHER THAN THOSE INCORPORATED HEREIN AND THEREIN. EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND COVENANTS EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE RELATED DOCUMENTS, SELLER DISCLAIMS RELIANCE ON ANY REPRESENTATIONS, WARRANTIES, OR COVENANTS, EITHER EXPRESS OR IMPLIED, BY OR ON BEHALF OF BUYER AND PARENT OR THEIR REPRESENTATIVES.

Section 6.5    Risk of Loss.  The risk of any loss, damage, impairment, confiscation or condemnation of any of the Purchased Assets from any cause whatsoever shall be borne by Seller at all times prior to the Closing, and by Buyer at all times thereafter, subject to the rights of Buyer Indemnitees pursuant to Section 11.1 of this Agreement. If any such loss, damage, impairment, confiscation or condemnation occurs prior to Closing, Seller shall apply the proceeds of any insurance policy, judgment or award with respect thereto to repair, replace or restore the Purchased Assets as soon as reasonably practicable (whether before or after Closing) to their prior condition. In the event of any damage or destruction to the Purchased Assets which would result in the non-satisfaction of a condition precedent to Buyer’s obligation to consummate this Agreement (“Casualty Event”), Buyer at its option, may proceed to close this Agreement on the Closing Date, in which event Seller shall pay or assign to Buyer at Closing (together with the amount of any deductible or self-insured retention) the proceeds from any insurance policies covering Purchased Assets subject to the Casualty Event to the extent such proceeds are received by or payable to Seller and have not been used in or committed to the restoration or replacement of Purchased Assets subject to the Casualty Event as of the Closing Date. For the avoidance of doubt, the determination of whether there has been a Casualty Event shall only take into account those repairs, replacements and restorations that have actually taken place.

Section 6.6    Outstanding Payments and Bank Accounts.

(a)      Notwithstanding anything contained herein to the contrary, (i) to the extent elected by Buyer prior to the Closing, all of the bank accounts and lock boxes of PGW, except those related exclusively to the Bonds, used in or in connection with the Business shall be transferred to Buyer at the Closing, (ii) any checks that are in the possession of Seller at the Closing that relate to accounts receivable (or any other asset) included in the Purchased Assets shall be transferred to Buyer at the Closing, and (iii) any checks that are in the possession of Seller at the Closing that relate to accounts receivable (or any other asset) not included in the Purchased Assets shall be retained by Seller.

(b)      From and after the Closing, (i) if Seller receives or collects any funds relating to any accounts receivable (or any other asset) included in the Purchased Assets, Seller shall remit any such amounts to Buyer as promptly as practicable but no later than ten (10) business days after Seller receives such sum, and (ii) Seller shall promptly forward all mail, remittances, receipts or other mailings received by it relating to the Business to Buyer.

Section 6.7    Financing.

(a)      Subject to the terms and conditions of this Agreement, Buyer shall use its commercially reasonable efforts to obtain the Financing on the terms and conditions described in the Financing Letter (as may be amended in accordance with the terms below), and shall not permit any amendment or modification to be made to (other than to amend the Financing Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Financing Letter as of the date of this Agreement), or any waiver of any provision or remedy under, the Financing Letter or the Fee Letter, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing, including the receipt of Regulatory Approvals, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, or (z) adversely impact the ability of Buyer to enforce its rights against the other parties to the Financing Letter or the definitive agreements with respect thereto without the prior consent of Seller, other than (i) a waiver of any closing conditions by lender(s) or their agent or (ii) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Letter as of the date hereof or to reassign titles to such parties who had executed the Financing Letter as of the date hereof; provided, that Buyer shall have the right to substitute other financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, further, that such substitution shall only be permitted if (i) the terms thereof would not be reasonably expected to delay or prevent the Closing or make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, and (ii) the conditions to the Financing set forth in the Financing Letter would not be expanded or modified in a manner that would reasonably be expected to delay or prevent the Closing, provided, still further, that any such substitute financing shall not obligate Seller as a surety, guarantor or indemnitor or to extend credit to any Person. Any reference in this Agreement to: (A) “Financing,” shall include the financing contemplated by the Financing Letter as amended or modified in compliance with this Section

6.7(a), and (B) “Financing Letter” and “Fee Letter” shall include such documents as amended or modified in compliance with this Section 6.7(a).

(b)      Buyer shall use its commercially reasonable efforts (i) to arrange and consummate the Financing in accordance with the terms and subject to the conditions of the Financing Letter, (ii) to negotiate and enter into all definitive agreements with respect to the Financing on the terms and conditions contained in the Financing Letter, (iii) to enforce its rights and comply with its obligations under the Financing Letter and (iv) to satisfy all conditions to such definitive agreements, cause the parties providing Financing to meet their obligations under such definitive agreements and to consummate the Financing at or prior to the Closing. Buyer shall keep Seller reasonably apprised of the status of the Financing and developments with respect thereto (including giving Seller prompt notice of any material change with respect to such Financing) and shall provide to Seller copies of all material definitive documents related to the Financing. Without limiting the generality of the foregoing, Buyer agrees to notify Seller promptly, and in any event within two (2) Business Days, if at any time (x) the Financing Letter shall expire or be terminated for any reason, (y) any of the other parties to the Financing Letter notify Buyer that such party no longer intends to provide financing on the terms set forth therein, or (z) to Buyer’s knowledge (without a requirement of due inquiry), any of the other parties to the Financing Letter is or is alleged to be in breach or default thereunder.

(c)      If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Letter (other than as a result of obtaining substitute debt financing in accordance with Section 6.7(a)) and such portion is reasonably required to fund any of the payments contemplated in Section 9.1(c) and Section 3.2(d) and any other fees, expenses and other amounts required to be paid by Buyer related to the Financing or the other transactions contemplated by this Agreement (such event, an “Original Financing Failure”), Buyer shall promptly notify Seller in writing of the Original Financing Failure and Buyer shall use its commercially reasonable efforts to arrange as promptly as practicable to obtain alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Buyer than those contained in the Financing Letter and the Fee Letter and in an amount, when added with Cash and marketable securities of Buyer and Parent, at least equal to the Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Financing Letter”), which shall replace the existing Financing Letter, provided that any such Alternate Financing shall not obligate Seller as a surety, guarantor or indemnitor or to extend credit to any Person (the terms described in this proviso “Prohibited Alternate Terms”). Buyer shall not execute a New Financing Letter or consummate any Alternate Financing, without the written consent of Seller, if, in the reasonable determination of Seller, (i) the terms of the New Financing Letter or Alternate Financing are, in the aggregate, less favorable to the Seller than the Financing Letter or the Financing (without giving effect to the Original Financing Failure), (ii) the terms thereof would be reasonably expected to delay or prevent the Closing, including the receipt of Regulatory Approvals; or make the timely funding of the Alternate Financing or satisfaction of the conditions to obtaining the Alternate Financing less likely to occur, as compared to the Financing Letter and the Financing (without giving effect to the Original Financing Failure) or (iii) the conditions to the Alternate Financing set forth in the New Financing Letter would be expanded or modified in a manner that would reasonably be expected to delay or prevent the Closing, including the receipt of Regulatory Approvals, as compared to the Financing Letter and the Financing (without giving effect to the Original Financing Failure). Buyer shall promptly provide a true, correct and complete copy of such New Financing Letter to Seller. In the event any New Financing Letter is obtained, (i) any reference in this Agreement to the “Financing” shall mean the financing contemplated by the Financing Letter as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Letter” shall be deemed to include the Financing Letter that is not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect and (iii) any reference in this Agreement to the “Fee Letter” shall be deemed to include any fee or other letter relating to the Financing Letter that is not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect.

(d)      Notwithstanding anything to the contrary set forth in this Agreement, with the written consent of Seller, Buyer shall be entitled to pursue substitute financing, the terms of which may differ from the terms set forth in the Financing Letter and such substitute financing may not constitute Alternate Financing. No actions taken by Buyer, its Affiliates or their respective Representatives in connection therewith shall in and of itself constitute a breach of the obligations of Buyer under this Agreement.

(e)      Notwithstanding anything to the contrary set forth in paragraphs (a)-(e) of this Section 6.7, Buyer hereby acknowledges and agrees that receipt of the Financing or Alternate Financing does not constitute a condition to the Closing and consummation of the transactions contemplated by this Agreement.

Section 6.8     Financing Cooperation.

(a)      For purposes of this Section 6.8, the term “Financing” shall include any Securities (as defined in the Financing Letter), whether for debt, equity or otherwise. Prior to the Closing, Seller and its Affiliates shall, and shall use commercially reasonable efforts to cause each of its Representatives to, use commercially reasonable efforts to provide to Buyer such cooperation reasonably requested by Buyer in connection with arrangement, syndication and consummation of the Financing or the Alternate Financing, including:

  (i)      participating in a reasonable number of meetings (including one-on-one meetings or conference calls with the parties acting as agents, arrangers, underwriters or initial purchasers for, and prospective lenders and purchasers of, the Financing, and senior management and the employees, investment bankers, attorneys, accountants and other Representatives of the Business), presentations, due diligence sessions, drafting sessions, road shows and sessions with prospective lenders, investors and rating agencies and other syndication activities, in each case that are customary for financings of a type similar to the Financing;

  (ii)     assisting with the preparation of materials for rating agency presentations and materials, offering documents, syndication documents and materials, including confidential information memoranda, private placement memoranda, offering memoranda, lender and investor presentations, bank information memoranda, registration statements, prospectuses (registered or otherwise) and other similar documents and materials for the Financing, including execution and delivery of customary representation letters in connection with an audit of the Business and auditors comfort letter, in each case as reasonably requested by

Buyer and customary for financings of a type similar to the Financing (collectively, the “Offering Documentation”);

(iii)      promptly providing the Required Information;

(iv)      reasonably cooperating with the marketing efforts of Parent, Buyer and the Financing Sources;

(v)       providing reasonable direct contact between senior management and Representatives of the Business and the Financing Sources during normal business hours;

(vi)      providing information relating to the Business that is reasonably available to it to assist Buyer in the preparation of any credit agreements, indentures, supplemental indentures, underwriting agreements, purchase agreements, certificates of the Chief Financial Officer of the Business with respect to solvency matters substantially in the form attached to the Financing Letter, representation and authorization letters to accountants and auditors, customary closing certificates and any other certificates, letters and documents as may be reasonably requested by Buyer,

(vii)     using commercially reasonable efforts to facilitate the obtaining of (A) audit reports, comfort letters, authorization letters and consents of accountants and auditors with respect to financial statements and other financial information for the Business for inclusion in any Offering Documentation and (B) legal opinions of internal and local legal counsel, in each case as reasonably requested by Buyer and customary for financings similar to the Financing;

(viii)    providing information regarding the Business required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001;

(ix)      assisting Buyer in obtaining corporate, credit, facility and securities ratings from rating agencies;

(x)       providing monthly financial statements in the form provided internally to senior management of the Business as promptly as practicable and not later than five calendar days after providing such monthly financial statements internally to senior management of the Business;

(xi)      using commercially reasonable efforts to obtain waivers, consents, estoppels, approvals, authorizations and instruments which may be requested by Buyer, including from other parties to Contracts, material Leases and Rights of Way, and Encumbrances to which the Purchased Assets or the Business are bound;

(xii)     to the extent requested by Buyer, arranging discussions among Buyer and its Financing Sources with other parties to leases, encumbrances and contracts as of the Closing;

(xiii)    executing and delivering underwriting or purchase agreements, supplemental indentures, customary certificates, hedging agreements or other documents and instruments relating to guarantees and other matters ancillary to the Debt Financing as may be reasonably requested by Buyer; and

  (xiv)   taking all actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Financing and to permit the proceeds thereof, together with the cash and marketable securities at the Business (not needed for other purposes), to be made available to the Business on the Closing Date to consummate the transactions contemplated by this Agreement.

  (xv)    Notwithstanding the foregoing, (w) prior to the Closing, Seller shall not be required to pay any commitment or other similar fee or incur or become subject to any other monetary liability or obligation in connection with the Financing, (x) none of Seller or its Representatives shall be required to authorize, execute or enter into or perform any agreement (other than customary authorization and representation letters) with respect to the financing contemplated by the Financing Letter that is not contingent upon the Closing (and for the avoidance of doubt, the boards of directors or other equivalent governing bodies of Buyer shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Business as may be required by the lenders pursuant to the Financing Letter at, or as of, the Closing), (y) Seller shall not be required to make any representation, warranties or certifications to the initial purchasers for, and prospective lenders and purchasers of, the Financing (other than customary authorization and representation letters), and (z) nothing shall obligate Seller to provide, or cause to be provided, any legal opinion to the initial purchasers for, and prospective lenders and purchasers of, the Financing, or to provide any information or take any action to the extent it would result in a violation of Law or loss of any privilege. Seller hereby consents to the use of its logos in connection with the Financing; provided, that such logos are used solely in a manner that does not violate any existing contractual obligation of Seller and is not intended to, nor reasonably likely to, harm or disparage Seller.

(b)      Buyer shall indemnify the Seller Indemnitees from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of them, directly or indirectly relating to, arising out of or resulting from the arrangement of the Financing and/or any other financing (other than such Losses relating to or arising out of the provision of the information supplied by or on behalf of Seller or PFMC (excluding any modification to that information by Buyer or Parent)) to the fullest extent permitted by applicable Legal Requirement.

Section 6.9     Parent Guarantee.

(a)      Parent shall take any and all action necessary or appropriate to cause Buyer to perform all of its agreements, covenants and obligations under this Agreement and the Related Documents. Parent hereby irrevocably and unconditionally guarantees (the “Guarantee”) the full and prompt performance and payment of any and all obligations of Buyer under this Agreement and the Related Documents to the fullest extent permitted by law, regardless of any defense, right of set-off or counterclaim which Parent may have or assert against Buyer or Seller.

(b)      Parent hereby waives notice of acceptance of this Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, protest, notice of nonpayment, notice of dishonor, notice of redemption and all other notices and demands. Except as otherwise set forth herein, the obligations, covenants, agreements and duties of Parent under this Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

  (i)       the release or waiver, by operation of law or otherwise, of the performance or observance by Buyer of any express or implied agreement, covenant, term or condition relating to its obligations under this Agreement and the Related Documents;

  (ii)      the extension of time for the payment by Buyer of all or any portion of the sums payable under this Agreement and the Related Documents;

  (iii)     any failure, omission, delay or lack of diligence on the part of Seller to enforce, assert or exercise any right, privilege, power or remedy conferred on it pursuant to the terms of this Agreement and the Related Documents, or any action on the part of Buyer granting indulgence or extension of any kind;

  (iv)     insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, Buyer or any of the assets of Buyer; or

  (v)      the settlement or compromise of any obligation guaranteed hereby or hereby incurred.

There shall be no obligation to Seller to give notice to, or obtain the consent of, Parent with respect to the occurrence of any of the foregoing.

(c)       This is a Guarantee of payment and not of collection. Seller may enforce this Guarantee directly against Parent, and Parent waives any right or remedy to require that any action be brought against Buyer or any other person or entity before proceeding against Parent.

Section 6.10    Offers of Employment.

(a)       Section 6.10(a) of the Seller Disclosure Letter sets forth a list of the Employees as of the date hereof, and shall be updated and delivered to Buyer at the conclusion of each calendar quarter and approximately thirty (30) days prior to Closing.

(b)       By such date as may be reasonably requested by Seller (and no later than twenty (20) days prior to the anticipated Closing Date), Buyer shall give Qualifying Offers of employment to each of the Employees. As used herein, a “Qualifying Offer” means an offer by Buyer to employ the individual with the Business (i) at a level of base pay at least equal to such employee’s base pay in effect immediately prior to the Closing Date, (ii) with a primary work location within the City of Philadelphia, and (iii) with benefits that, together with wages, are in the aggregate substantially comparable to the aggregate benefits and wages in effect for such employee immediately prior to the Closing Date. All Qualifying Offers of employment made by Buyer pursuant to this Section 6.10(b) shall be made in accordance with all applicable contractual requirements and Legal Requirements, shall be conditioned only on the occurrence of the Closing, and shall include such additional information as shall be mutually agreed by Seller and Buyer. As of the Closing Date, all Employees shall be deemed to be employees of Buyer, unless at least five (5) Business Days prior to the Closing Date such Employee has failed to accept in writing Buyer’s Qualifying Offer of employment. Buyer shall keep Seller reasonably apprised as to the status of all such offers and any failure to accept such offers. Following acceptance of Qualifying Offers, Buyer shall provide written notice thereof to Seller, and Seller shall provide Buyer with access to the Transferred Employee Records. Each such person who becomes employed by Buyer pursuant to this Section 6.10(b) is referred to herein as a “Transferred Employee”.

(c)      Seller shall use commercially reasonable efforts to cooperate with Buyer and assist Buyer in Buyer’s attempt to encourage Employees to accept Qualifying Offers. Upon the Closing, Seller shall, or shall cause PFMC or PGW, to facilitate the employment by Buyer of all Employees that have accepted Qualifying Offers from Buyer and to terminate the employment of Employees that have not accepted Qualifying Offers (subject to and in accordance with Buyer’s obligation to assume the Collective Bargaining Agreement).

(d)      Buyer shall be solely responsible for and agree to indemnify, hold harmless and, at the option of Seller, to defend Seller from and against any liabilities under WARN or any similar state or local law, and any and all other liabilities, including attorneys’ fees, arising out of or resulting from the actions of Buyer in connection with terminating the employment of any Transferred Employee, including Buyer’s failure to serve sufficient notice pursuant to WARN or any other similar state or local law.

Section 6.11   Transaction Taxes. All transfer, documentary, recording, notarial, sales, use, registration, stamp and other similar taxes, fees and expenses (including, but not limited to, all applicable stock transfer, real estate transfer or conveyance Taxes and including any penalties, interest and additions to such tax) (“Transaction Taxes”) incurred in connection with this Agreement and Related Documents and the transactions contemplated hereby and thereby payable to the City of Philadelphia up to and including $1,500,000 and all Transaction Taxes payable to the Commonwealth of Pennsylvania shall be borne by Buyer, regardless of whether the Tax authority seeks to collect such Taxes from Seller, it being understood that any Transaction Taxes payable to the City of Philadelphia greater than $1,500,000 shall be borne by Seller. Buyer and Seller shall cooperate in timely making and filing all Tax Returns as may be required to comply with the provisions of laws relating to such Transaction Taxes. The party with filing obligations related to any Transaction Taxes paid by it shall prepare such tax filings, including transfer tax affidavits for the City of Philadelphia and the Commonwealth of Pennsylvania, which shall be subject to the reasonable review of the other party, and, if applicable, Seller shall notify Buyer of any claimed material exemptions from Transaction Taxes for which no filing is required.

Section 6.12   Transition Planning Committee.  Promptly after the date hereof, each of Buyer and Seller shall designate four individuals to serve as members of a transition planning committee (the “Transition Planning Committee”) to coordinate, plan and receive updates on matters related to (i) actions necessary to effect the Closing, including regulatory approvals and transfers of real property and other Purchased Assets to Buyer, (ii) community relations,

(iii) labor relations, (iv) financial reporting, including the transition from GASB to FASB and implementation of policies and procedures necessary or advisable for compliance with legal requirements applicable to companies that are part of a consolidated group that files reports under the Securities Exchange Act of 1934, as amended, (v) material financial commitments, (vi) financial and operational matters, (vii) insurance transition, including access to Buyer’s insurance carriers to allow Buyer to have appropriate insurance coverage in place with respect to the Purchased Assets and Assumed Liabilities as of Closing, and such other matters as the Transition Planning Committee decides are advisable for it to oversee. The Co-Chairs of the Transition Planning Committee shall be Richard Nicholas, Chief Financial Officer for Parent, and the Director of Finance of the City of Philadelphia. The Transition Planning Committee shall meet in person or by telephone at least weekly and shall meet in person in Philadelphia at least monthly. If the Transition Planning Committee is unable to reach agreement on approach to some issue over two meetings, that issue shall be referred to the chief executive officers of Parent and the Chief of Staff of the Mayor for resolution in accordance with Legal Requirements.

ARTICLE VII

COMMITMENTS OF BUYER WITH RESPECT

TO FUTURE OPERATION OF THE BUSINESS

Section 7.1    Commitments of Buyer. Buyer acknowledges that Seller’s decision to sell the Business was premised on receiving from Buyer the following commitments (the “Commitments”) with respect to certain aspects relating to the future operation of the Business. The Commitments constitute an integral portion of the consideration to be received by Seller for the sale of the Purchased Assets.

(a)      Base Rate Freeze.

  (i)      As part of the Joint Application, Buyer shall file an initial tariff for services rendered pursuant to the Public Utility Code, which base rates, by customer class, shall be the base rates in effect as of the date hereof for PGW customers. After its initial tariff filing submitted with the Joint Application, Buyer shall not file a subsequent base rate case that would result in an increase in base rates effective for service rendered prior to January 1, 2018; provided Buyer may file to recover additional costs resulting from new taxes or governmental charges or PUC mandated service programs, or seek extraordinary rate relief in accordance with the Public Utility Code.

  (ii)     For purposes of this Section 7.1, the term “base rates” means the rates for tariffed services offered in PGW Gas Service Tariff No. 2 that are charged to cover non-natural gas costs, such as a customer charge and a delivery charge, but excluding: (i) special or negotiated contract rates; (ii) separate automatic rate adjustment riders, charges and surcharges, including the Gas Cost Rate (GCR), Revenue Reconciliation Adjustment (RRA) Rider, Senior Citizen Discount (SCD), Migration/Reverse Migration (MRM) Rider, Exit Fee Rider (EFR), Merchant Function and Gas Procurement Charges (MFC), Restructuring and Consumer Education Surcharge (RCE), Efficiency Cost Recovery Mechanism (ECR), Universal Services and Customer Education Surcharge (USS), Other Post Employment Benefit Surcharge (OPEB), Air Conditioning Rider (SP1 or ACR), Compressed Natural Gas Rider (SP2 or CNG), Emergency/Unauthorized Use Gas Rider (SP3 or EUR), Weather Normalization adjustment

Clause (WNA) or Distribution System Improvement Charge (DSIC), and (iii) any other automatic rate adjustment riders, charges and surcharges authorized by the PUC.

(b)      Maintenance of Senior Citizen Discount.  Buyer shall include in its proposed initial tariff submitted with the Joint Application the PGW senior citizen discount (the “Senior Citizen Discount”) as set forth in PGW Gas Service Tariff (Pa. PUC No. 2, at Original Pages 72 and 73). Buyer shall include the Senior Citizen Discount in all of its subsequent base rate filings until there are no longer eligible participants in such program.

(c)      PUC Mandated Discount Programs.  Buyer shall include in its proposed initial tariff submitted with the Joint Application all current PUC-mandated discount programs for PGW customers, including those programs described in Section 7.1(c) of the Seller Disclosure Letter and shall use its commercially reasonable efforts to have such PUC-mandated discount programs, or other support programs similar in purpose to such PUC-mandated discount programs, included in its initial PUC-approved rates.

(d)      Maintenance of Headquarters in Philadelphia; Dual Headquarters for Parent.

  (i)      Buyer shall establish its headquarters for the Business within the City of Philadelphia, which shall include the offices of the Business’s chief executive officer and chief operating officer, and shall maintain such headquarters within the City of Philadelphia for a period of at least three (3) years after the Closing Date.

  (ii)     Parent agrees that effective upon the Closing, New Haven and Philadelphia will be the dual headquarters locations of Parent. In addition, Parent confirms its intention in connection with the dual headquarter arrangement to encourage and facilitate the engagement of its officers and employees in the charitable, governmental and community organizations of Philadelphia in a manner consistent with the level of engagement at a headquarters location.

(e)      Employment.  For a period of three (3) years after the Closing Date, Buyer shall employ, and maintain the employment of, a number of persons no fewer than the Workforce Amount in the Business within the City of Philadelphia, and otherwise comply with the approved Economic Opportunity Plan, if required. For the avoidance of doubt, Buyer shall not be deemed to have breached its covenant contained in this Section 7.1(e) if it employs fewer persons than such Workforce Amount in the Business during such period after the Closing Date to the extent such lower Workforce Amount is a result of a voluntary separation or termination, including voluntary employee retirements or other voluntary departures, provided, however, that at no point during such three (3) year period after the Closing Date may Buyer employ fewer than 1,350 persons in the Business within the City of Philadelphia.

(f)      Prevailing Wages.  Buyer shall comply with the requirements of Philadelphia Code Section 17-107(13) such that it (i) continues to pay the applicable prevailing wages to any and all Building Service Employees (as defined in Philadelphia Code Section 17-107) employed at any Purchased Real Property consisting of a commercial office building of at least 25,000 square feet (“Covered Property”) for a period of ten years from the Closing Date,

(ii) shall cause any subsequent contract or agreement for the sale of Covered Property within the ten year period following the Closing Date to contain a provision that any such subsequent purchaser shall comply with the requirements of Philadelphia Code Section 17-107(13), and (iii) shall post a bond in an amount not to exceed $500,000 to secure its compliance with Code Section 17-107(13).

(g)      Act 2 Completion.  Buyer shall continue to use its commercially reasonable efforts to diligently address Contamination present at or emanating from the Purchased Assets, consistent with the Act 2 process until Buyer (i) has demonstrated to the satisfaction of the Pennsylvania Department of Environmental Protection (“PADEP”) the attainment of each applicable Act 2 non-residential state wide health or site specific standard (“Act 2 Standard”) for the Contamination or (ii) has completed sufficient remediation as may otherwise be required by any Governmental Body with jurisdiction, such that PADEP has issued a no further action letter or equivalent documentation, which in the case of Act 2 applicability will, upon completion as promptly as practicable, afford Buyer and Seller the cleanup liability protection provided for in Section 501 of Act 2, 35 P.S. §6026.501. Buyer shall keep Seller reasonably informed on a semi-annual basis of the progress of Buyer’s activities to comply with this Section 7.1(g), and promptly provide Seller with copies of any reports required to be submitted to any Governmental Body.

(h)      Environmental Insurance.  If Buyer maintains an insurance policy to cover losses arising from environmental conditions existing prior to the Closing and relating to the Business or the Purchased Assets, Buyer shall cause Seller to be listed as an additional insured on all such policies.

Section 7.2    Employee Benefits.

(a)      Transferred Employee Benefits.

  (i)       Other than as set forth in this Section 7.2, Seller shall pay or cause to be paid to all Transferred Employees, all compensation to which such Transferred Employees are entitled prior to the Closing Date and Seller shall be responsible for all liabilities and obligations associated with or arising with respect to employee benefits provided by Seller, PGW, PFMC or PGC to the Transferred Employees that are due and payable prior to the Closing.

  (ii)      Any sick leave and vacation balances accrued but unused by Transferred Employees as of the Closing Date shall not be paid out by Seller at Closing but shall be transferred with the Transferred Employees to Buyer and Buyer shall be responsible for paying such Transferred Employees for amounts due for such accrued sick leave or vacation benefits, if any, at separation from employment with Buyer in accordance with the terms of the applicable Collective Bargaining Agreement or leave policy.

  (iii)     To the extent not otherwise provided for in the Collective Bargaining Agreement or any other applicable agreement for Transferred Employees, as of the Closing Date and for at least until May 15, 2015 (the “Continuation Period”), Buyer shall cause the Transferred Employees then-employed by Buyer to be covered by Buyer-sponsored benefit plans that provide benefits which, together with wages, are in the aggregate substantially comparable to the benefits and wages in effect for the Transferred Employees immediately prior to the Closing Date. The form and terms of any particular benefit plan offered by Buyer shall be as determined by Buyer, subject to the foregoing and to the provisions of Section 6.10(b) and this Section 7.2.

  (iv)     For purposes of determining Buyer’s benefit plans for Transferred Employees, Buyer shall recognize the service and seniority of each of the Transferred Employees recognized by Seller, including eligibility for, vesting and accrual of, and determination of the levels of such benefits. Service shall not be recognized to the extent it would result in duplication of benefits for the same period of service.

  (v)      If Buyer terminates the employment of any Transferred Employee within the Continuation Period, Buyer shall provide such Transferred Employee with severance benefits that are at least as generous to such Transferred Employee as the severance benefits to which such Transferred Employee would have been entitled had the employee remained covered under Seller’s severance arrangement in effect as of the date hereof and terminated employment without re-employment by a successor employer. The terms of Seller’s severance arrangement in effect as of the date hereof are set forth on Section 7.2(a)(v) of the Seller Disclosure Letter.

  (vi)     Seller and Buyer hereby acknowledge that, for FICA and FUTA tax purposes, Buyer qualifies as a successor employer with respect to the Transferred Employees. In connection with the foregoing, the Parties agree to follow the “Alternative Procedures” set forth in Section 5 of Revenue Procedure 2004-53, 2004-2 C.B. 320. In connection with the application of the “Alternative Procedures,” (i) Seller and Buyer each shall report on a predecessor-successor basis as set forth in such Revenue Procedure, (ii) provided that Seller provides to Buyer all necessary payroll records for the calendar year that includes the Closing Date, Seller shall be relieved from furnishing Forms W-2 to employees of Seller who become employees of Buyer, and (iii) provided that Seller provides to Buyer all necessary payroll records for the calendar year that includes the Closing Date, Buyer shall assume the obligations of Seller to furnish such Forms W-2 to such employees for the full calendar year in which the Closing occurs.

  (vii)    Seller shall facilitate the transfer to Buyer of any insurance, stop loss, third party administrator, brokerage or other agreements maintained in connection with any Employee Plan.

  (viii)   Buyer shall take such steps to insure that there is no interruption of coverage with respect health or medical insurance benefits of any Transferred Employee.

(b)      Pension and Defined Contribution Plans.

  (i)       Seller shall cause the cessation of eligibility and benefit accruals under the Pension Plan effective as of the Closing Date. Seller shall terminate the Defined Contribution Plan effective as of the Closing Date.

  (ii)      As soon as practicable after, and in any event within thirty (30) days after, and effective as of, the Closing Date, Buyer shall adopt the Mirror Pension Plan.

Buyer shall allow for benefit accruals under the Mirror Pension Plan at least through the Continuation Period.

(c)      OPEB.

  (i)       Seller shall identify in Section 7.2(c)(i) of the Seller Disclosure Letter (A) each Former Employee currently receiving post-retirement benefits as of the Closing Date; (B) each Employee who may become eligible for post-employment benefits under this Section 7.2; (C) any beneficiary of an individual identified in (A) or (B), and (D) the post-employment benefit entitlement of each individual identified in (A), (B) and (C), assuming that individual becomes eligible for the benefit.

  (ii)      Effective as of the Closing Date, Buyer shall assume and maintain the OPEB Plan, to provide post-retirement benefits in accordance with this Section 7.2(c) to “Eligible Retirees” and their beneficiaries. An “Eligible Retiree” is any individual who, at the time of his or her retirement, is or was eligible for benefits under the terms of the Pension Plan or the Mirror Pension Plan and who, upon retirement from employment with PGW or Buyer, as applicable, was eligible for and elected to receive an immediate pension benefit under the Pension Plan or the Mirror Pension Plan. The OPEB Plan and post-employment benefits thereunder shall be maintained and provided to: (A) all Eligible Retirees as of the Closing Date, (B) all Employees who are or become Eligible Retirees under the terms of the OPEB Plan on or before the Closing Date, and (C) all Transferred Employees who are or become eligible to receive post-retirement benefits under the terms of the OPEB Plan on or before the last day of the Continuation Period as a result of service with Seller or combined service with Seller and Buyer (provided that such Transferred Employee retires from Buyer as an Eligible Retiree, regardless of when the retirement occurs, to receive an immediate pension benefit under the Pension Plan and the Mirror Pension Plan). For purposes of this Section 7.2, eligibility for post-retirement benefits shall also extend to the beneficiaries of such Eligible Retirees in accordance with the terms of the OPEB Plan.

  (iii)     Effective as of the Closing Date, but only to the extent Seller has provided prior to the Closing Date all necessary consents and authorizations for Buyer to assume and maintain the OPEB Trust, Buyer shall assume and maintain the OPEB Trust, including all material terms thereof, and take appropriate measures to assure that (A) trust assets and earnings remain exempt from federal taxation to the extent reasonably practicable, including, but not limited to, by transferring the assets of the OPEB Trust to a voluntary employees’ benefit association subject to Section 501(c)(9) of the Code (a “VEBA”) or such other tax-exempt trust as determined by Buyer in its discretion, (B) the trust remains irrevocable until all OPEB Liabilities attributable to OPEB Participants have been satisfied, (C) trust assets are used for the exclusive purposes of funding OPEB Liabilities attributable to OPEB Participants and paying appropriate administrative expenses, (D) the trust remains governed by Pennsylvania law to the extent such law is not preempted by ERISA, (E) the trust assets cannot be diverted to any purpose other than the satisfaction of OPEB Liabilities and payment of appropriate administrative expenses, and (F) the OPEB trust complies with any additional terms and conditions set forth by the PUC. In the event Buyer determines to transfer the assets of the OPEB Trust to a VEBA or another tax-exempt trust, to the extent requested by Buyer, Seller shall cooperate with Buyer as reasonably necessary to allow Buyer to obtain any required state or federal approvals of such VEBA or trust.

  (iv)     Buyer shall not terminate any post-employment benefit earned by OPEB Participants or in which OPEB Participants are vested. Buyer shall not reduce the level of post-employment benefits provided under the OPEB Plan as in effect immediately before the Closing Date or alter the terms under which an Employee or Transferred Employee shall become eligible for such post-employment benefits. The above notwithstanding, Buyer may terminate eligibility for participation in the OPEB Plan and receipt of post-employment benefits with respect to any Employee who has not otherwise become eligible for such benefits on or before the last day of the Continuation Period, in accordance with Section 7.2(c)(ii). Additionally, Buyer may terminate eligibility for participation in the OPEB Plan and receipt of post-employment benefits with respect to any Employee or Transferred Employee who does not terminate service with Buyer as an Eligible Retiree in accordance with Section 7.2(c)(ii).

(d)      Other.  Nothing in this Agreement is intended to (i) be treated as an amendment to any particular Employee Plan, (ii) prevent Buyer from amending or terminating any of its benefit plans or, after the Continuation Period, any Employee Plan in accordance with the terms of the plan, (iii) prevent Buyer, after the Closing, from terminating the employment of any Transferred Employee, or (iv) create any third-party beneficiary rights in any Employee or Former Employee, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Transferred Employee by Buyer or Parent or under any benefit plan which Buyer may maintain.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1     Each Party’s Conditions Precedent to Closing. The obligation of Buyer or Seller to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by a party:

(a)      No Injunctions.  On the Closing Date, there shall be no Legal Requirement that operates to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated by this Agreement.

(b)      City Council Approval. The Council of the City of Philadelphia shall have enacted, and the Mayor of the City of Philadelphia shall have approved, an ordinance to authorize and facilitate the transactions contemplated by this Agreement in substantially the form set forth on Section 8.1(b) of the Seller Disclosure Letter, provided that Seller may amend, revise or add to the ordinance so long as such amendments, revisions or additions do not adversely affect Buyer (including by delaying the Closing) and Seller shall consult with Buyer regarding any proposed amendment, revision or addition to the ordinance and take into account Buyer’s reasonable comments and provide a copy of the ordinance to Buyer prior to submission to City Council of Philadelphia, which ordinance shall include the repeal or modification of any previous ordinances of the Council of the City of Philadelphia in order to effect the transactions contemplated by this Agreement and the Related Documents (the “Ordinance”), and the Ordinance shall remain in full force and effect.

(c)      Regulatory Approvals. The approvals required from the PUC in connection with Section 6.3(b)(i)(A) shall have been obtained and (i) shall be in full force and effect and not subject to any conditions to effectiveness, (ii) shall not have been reversed, stayed, enjoined, set aside, cancelled or suspended and (iii) shall not be subject to rehearing or appeal.

(d)      No Material Adverse Effect.  Since the date of this Agreement, there shall have been no, and there shall not be continuing any, change, development, discovery, event, fact, circumstance or other matter that, individually or in the aggregate, has had or would be reasonably be expected to have a Material Adverse Effect.

(e)      Proceedings Seeking an Injunction.  No Proceeding initiated by any Governmental Body seeking an Order prohibiting the consummation of the transactions contemplated by this Agreement shall be pending.

Section 8.2     Seller’s Conditions Precedent to Closing.  The obligation of Seller to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Seller:

(a)      Representations and Warranties True as of the Closing Date.  Buyer’s and Parent’s representations and warranties in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date, subject to changes expressly contemplated and permitted by this Agreement, except that representations and warranties made as of, or in respect of, only a specified date or period shall be true and correct in all material respects as of, or in respect of, such date or period.

(b)      Compliance with Agreements.  The covenants, agreements and conditions required by this Agreement to be performed and complied with by Buyer and Parent shall have been performed and complied with in all material respects prior to or at the Closing Date.

(c)      Certificate.  Buyer and Parent shall execute and deliver to Seller a certificate of an authorized officer of Buyer and Parent, dated the Closing Date, stating that the conditions specified in Sections 8.2(a) and 8.2(b) of this Agreement have been satisfied.

(d)      Documents.  Buyer shall have delivered or shall stand ready to deliver all the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder on or before the Closing Date pursuant to Section 9.1.

Section 8.3     Buyer’s Conditions Precedent to Closing.  The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Buyer:

(a)      Representations and Warranties.  (i) Other than the Seller Fundamental Representations, the representations and warranties of Seller set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect; and (ii) the Seller Fundamental Representations shall be true and correct, in all material respects, as of the date of this Agreement and as of Closing as if made on the Closing Date.

(b)      Compliance with Agreements.  (i) Except for the covenants, agreements and conditions required to be performed and complied with by Seller in Section 6.1, Section 6.3 and Section 6.8, the covenants, agreements and conditions required by this Agreement to be performed and complied with by Seller shall have been performed and complied with in all material respects prior to or at the Closing Date; and (ii) except for any non-performance or non-compliance which has been waived in writing by Parent or other de minimis breaches, the covenants, agreements and conditions required to be performed and complied with by Seller in Section 6.1, Section 6.3 and Section 6.8 have been performed and complied with in all material respects prior to or at the Closing Date.

(c)      Regulatory Approvals. The Joint Application shall have been approved by the PUC, Buyer’s Regulatory Approvals shall have been obtained, the PUC approval of the matters set forth in the Joint Application shall be substantially as proposed in the final joint filing of Seller and Buyer, and no term or condition imposed in any of the Buyer’s Regulatory Approvals shall, individually or in the aggregate, (i) impose terms, conditions, liabilities, obligations, commitments or sanctions upon the Business or Parent, Buyer or any of their Affiliates, taken individually or as a whole, that would significantly and adversely affect the benefits of the approval of the transactions contemplated by this Agreement to any of the Business, Parent or Buyer or otherwise reasonably be expected to have a material adverse effect on the business, assets, liabilities, properties, financial position or results of operations of the Business or Buyer, or (ii) impose any term, condition, liability, obligation, commitment or sanction on Parent, Buyer or any of their Affiliates that would restrict in any material respect Parent’s or Buyer’s ability to exercise its rights of ownership with respect to its investment in the Business or materially and adversely affect the rights or obligations of Parent or Buyer with respect to, or on account of, Buyer’s ownership interest in the Business; for purposes of the foregoing, the adverse effect of any term, condition, liability, obligation, commitment or sanction imposed on Parent, Buyer or any of their Affiliates in connection with the Joint Application or any of Buyer’s Regulatory Approvals shall be treated as if such adverse effect had been imposed on the Business.

(d)      Defeasance of Bonds.  The Bonds shall be defeased pursuant to Section 6.1(g) and Buyer shall have received evidence reasonably satisfactory to it that following such defeasance none of the Business, Buyer nor Parent shall have any liability in respect of the Bonds or related obligations.

(e)     Consents.  Each of the consents identified in Section 8.3(e) of the Seller Disclosure Letter shall have been obtained by Seller and delivered to Buyer.

(f)      Certificate.  Seller shall execute and deliver to Buyer a certificate of an authorized official of Seller, dated the Closing Date, stating that the conditions specified in Sections 8.3(a) and 8.3(b) of this Agreement have been satisfied.

(g)     Rights of Way Documentation.  Seller shall make available or deliver to Buyer all documentation in Seller’s custody and control, in electronic or written format, indicating the locations and ownership of all Rights of Way.

(h)     Documents.  Seller shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder pursuant to Section 9.1.

ARTICLE IX

CLOSING

Section 9.1    Closing.  The closing of the purchase and sale of the Purchased Assets (the “Closing”) will take place at the offices of Ballard Spahr LLP at 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania 19103, on the last Business Day of the month during which the conditions specified in Sections 8.1, 8.2 and 8.3 (excluding conditions that, by their terms, cannot be satisfied until the Closing) are satisfied or waived, provided that if the last Business Day of such month is fewer than ten (10) days after the satisfaction of the conditions specified in Sections 8.1, 8.2 and 8.3, then the Closing shall occur on the last Business Day of the following month, unless another time, date and place is agreed to in writing by the parties or such extension would result in the proposed Closing taking place after the End Date; provided, however, that neither Seller nor Buyer shall be required to close the transactions contemplated by this Agreement until all conditions to the obligations of Seller or Buyer, as the case may be, shall have been satisfied or waived in accordance with the provisions of Article VIII. Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3 (other than those conditions to be satisfied by the delivery of documents or taking of any other action at the Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day during or before the expiration of the Marketing Period as may be specified by Buyer on no fewer than three (3) Business Days’ prior written notice to Seller and (b) the last Business Day of the month during which the final day of the Marketing Period occurred, unless another date is agreed to in writing by Buyer and Seller. The date of the Closing is referred to in this Agreement as the “Closing Date.” The transactions to be consummated on the Closing Date shall be deemed to have been consummated as of 12:01 a.m., local time, on the Closing Date. At the Closing, the following events shall occur, each event being deemed to have occurred simultaneously with the other events.

(a)     Bill of Sale; Deeds and Assignment and Assumption.  Seller shall execute, acknowledge and deliver: (i) a bill of sale, assignment and assumption agreement, (ii) special warranty deeds conveying to Buyer the parcels of Purchased Real Property conveyed to Seller by special warranty deed or sheriff’s deed or acquired by Seller through eminent domain; (iii) deeds disclaiming warranties conveying to Buyer the parcels of Purchased Real Property conveyed to Seller by quitclaim deeds or by instruments not of public record or in the possession of Seller (the deeds identified in clauses (ii) and (iii), the “Purchased Real Property Deeds”); (iv) quitclaim assignment to Buyer of Rights of Way (to the extent not covered by Purchased Real Property Deeds) except Reserved Rights of Way (the “Assignment of Rights of Way”); (vi) assignment to Buyer of rights as landlord under Assigned Leases; and (vii) assignment to Buyer of rights as tenant, licensee or occupant in the Leased Real Property. Formal tender of the deeds required under this Agreement and the Initial Purchased Price are hereby waived.

(b)      FIRPTA.  Seller shall deliver to Buyer a certification of its non-foreign status as set forth in Section 1445 of the IRC and the Treasury regulations promulgated thereunder.

(c)      Payment of Purchase Price.  Buyer shall pay to Seller an amount equal to the Closing Date Cash Payment by wire transfer, in lawful money of the United States of America in immediately available funds, to such accounts as Seller shall have designated by notice to Buyer.

(d)      Other Related Documents.  Seller and Buyer shall execute and deliver such other Related Documents and shall obtain and deliver such other certificates reasonably requested by a party that are necessary in order to satisfy any applicable Legal Requirements relating to the transfer of the Purchased Assets to Buyer or the assumption of the Assumed Liabilities by Buyer or customarily required by a title insurance company.

ARTICLE X

TERMINATION

Section 10.1    Termination Rights.  This Agreement shall be terminated in its entirety at any time prior to the Closing:

(a)      by the mutual written agreement of Seller and Buyer;

(b)      by Seller or Buyer, in writing if there shall be in effect a Final Order prohibiting, enjoining or restricting the transactions contemplated by this Agreement;

(c)      by Seller or Buyer in writing if there shall have been a material breach of any of the representations or warranties set forth in this Agreement and the Related Documents (which, for purposes of this Article X, shall include any violation of or inaccuracy in any of the representations or warranties set forth in this Agreement or the Related Documents as measured on any relevant date (not just the date hereof and the Closing Date)) on the part of the other party, which breach is not cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither Seller nor Buyer shall have the right to terminate this Agreement pursuant to this Section 10.1(c) unless the breach of a representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 8.2(a) (in the case of a breach of a representation or warranty by Buyer and Parent) or Section 8.3(a) (in the case of a breach of a representation or warranty by Seller) and provided, further, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein;

(d)      by Seller or Buyer in writing if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement or in the Related Documents on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the terminating party, or which breach, by its nature, cannot be cured prior to the Closing (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein or in the Related Documents);

(e)      by Buyer at its election if the Ordinance shall not have been enacted on or before July 15, 2014 or if at any time after the Ordinance becomes enacted it ceases to be in full force and effect;

(f)      at midnight, Eastern Time, on December 31, 2014, without action of any kind by Buyer, Parent or Seller, if the Ordinance shall not have been enacted; or

(g)      by Seller or Buyer in writing if the Closing shall not have occurred by March 31, 2015 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(g) will not be available to any party that is in material breach of its representations, warranties, covenants or agreements contained herein or in the Related Documents; and provided, further, that if the condition precedent to Closing set forth in Section 8.1(c), or Buyer’s conditions precedent to Closing set forth in Section 8.3(c) have not been satisfied prior to the End Date but are reasonably capable of being satisfied thereafter, then Seller or Buyer may, following written notice to the other, extend the End Date for one (1) month, and thereafter Buyer may, following written notice to Seller, extend the End Date on a monthly basis (up to an aggregate of two (2) months).

Section 10.2    Limitation on Right to Terminate; Effect of Termination.  Neither Seller nor Buyer shall be allowed to exercise any right of termination pursuant to Section 10.1, (other than by Buyer under Section 10.1(e)) if the event giving rise to the termination right shall be due to the willful failure of such party seeking to terminate this Agreement to perform or observe in any material respect any of the covenants or agreements hereunder to be performed or observed by such party. Buyer shall not be allowed to exercise any right of termination pursuant to Section 10.1 if the event giving rise to the termination right shall be due to any action or inaction of Parent. In the event of the termination of this Agreement in accordance with Section 10.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in this Section 10.2 and in Sections 12.1, 12.2, 12.7, 12.12, 12.13, 12.14, 12.15, 12.16 and 12.18 (and any related definitional provisions set forth in Article I), and except that nothing in this Section 10.2 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article XI shall remain in effect in accordance with the provisions and limitations of such Article.

ARTICLE XI

INDEMNIFICATION

Section 11.1  Indemnification by Seller.  From and after Closing and subject to the other provisions of this Article XI, Seller shall indemnify, defend and hold harmless Buyer, its Representatives, Affiliates, and each of their successors and permitted assigns (collectively, the “Buyer Indemnitees”) from and against any and all Losses actually incurred by a Buyer Indemnitee, in connection with, arising out of or resulting from:

(a)      (i) the representations and warranties made by Seller in Sections 5.1 (Organization, Existence and Qualification), 5.2 (Authority Relative to this Agreement and Binding Effect), 5.3 (Governmental and Other Required Consents), except to the extent such Section relates to Consents to Rights of Way; 5.4(a) (Title to Purchased Assets; Encumbrances), but only to the extent such paragraph relates to Purchased Personal Property; 5.15 (Brokers) and 5.24 (PFMC) of this Agreement (the “Seller Fundamental Representations”) (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.1(a)(i), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct when made, or (ii) the Seller Fundamental Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.1(a)(ii), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct as of the Closing Date, each of which representation and warranty will be deemed for purposes of this Section 11.1(a)(ii) to have been made by Seller as of the Closing Date;

(b)      (i) the Other Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.1(b)(i), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct when made, or (ii) the Other Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.1(b)(ii), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct as of the Closing Date, each of which representation and warranty will be deemed for purposes of this Section 11.1(b)(ii) to have been made by Seller as of the Closing Date;

(c)      any breach or default by Seller in the performance of its covenants, agreements, or obligations under this Agreement or any Related Document;

(d)      the Retained Liabilities;

(e)      the Excluded Assets; and

(f)      any franchise fees (regardless of the manner in which such fees are characterized) imposed on Buyer or its Affiliates by Seller, any of its Affiliates or any agency, authority or instrumentality of Seller.

Section 11.2  Indemnification by Buyer.  From and after Closing and subject to the other provisions of this Article XI, Buyer and Parent jointly and severally shall defend, indemnify and hold harmless Seller, its Affiliates and Representatives, PGW and PFMC, and each of their successors, permitted assigns, officers, executives, officials, employees, directors, agents and representatives (collectively, the “Seller Indemnitees”) from and against any and all

Losses actually incurred by a Seller Indemnitee, in connection with, arising out of or resulting from:

(a)      (i) the representations and warranties made by Buyer in Section 4.1 (Organization, Existence and Qualification), Section 4.2 (Authority Relative to this Agreement and Binding Effect), Section 4.3 (Governmental and Other Required Consents) and Section 4.6 (Brokers) of this Agreement (the “Buyer Fundamental Representations”) (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.2(a)(i), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct when made, or (ii) the Buyer Fundamental Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.2(a)(ii), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct as of the Closing Date, each of which representations and warranties will be deemed for purposes of this Section 11.2(a)(ii) to have been made by Buyer as of the Closing Date, except that those representations and warranties that are made as of a specific date will be deemed for purposes of this Section 11.2(a)(ii) to have been made by Buyer as of such specific date;

(b)      (i) the representations and warranties made by Buyer other than the Buyer Fundamental Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.2(b)(i), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct when made or (ii) the representations and warranties made by Buyer other than the Buyer Fundamental Representations (ignoring, solely for purposes of determining whether an inaccuracy or breach exists for purposes of this Section 11.2(b)(ii), any materiality or Material Adverse Effect qualifiers contained therein) not being true and correct as of the Closing Date, each of which representation and warranty will be deemed for purposes of this Section 11.2(b)(ii) to have been made by Buyer as of the Closing Date;

(c)      any breach or default by Buyer or Parent in the performance of its covenants, agreements, or obligations under this Agreement or any Related Document;

(d)      the Assumed Liabilities; and

(e)      any liabilities arising from Proceedings as set forth in Section 2.3(f).

Section 11.3  Limitations on Seller’s Liability.  Notwithstanding anything to the contrary in this Agreement, the liability of Seller under this Agreement, any Related Document and any other documents delivered in connection herewith or contemplated hereby shall be limited as follows:

(a)      EXCEPT TO THE EXTENT ARISING OUT OF FRAUD, CRIMINAL MISREPRESENTATION OR WILLFUL MISCONDUCT, IN NO EVENT SHALL SELLER BE LIABLE TO THE BUYER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES; INCLUDING LOST PROFITS.

(b)      Notwithstanding anything to the contrary in this Agreement, in no event shall Seller indemnify the Buyer Indemnitees, or be otherwise liable in any way whatsoever to the Buyer Indemnitees, for any Losses (determined after giving effect to the other provisions of this Section 11.3) otherwise subject to indemnification by Seller pursuant to Section 11.1(a) until the Buyer Indemnitees have incurred Losses otherwise indemnifiable pursuant to Section 11.1(a) that in the aggregate exceed One Hundred Thousand Dollars ($100,000), after which Seller shall then be liable for all Losses incurred by the Buyer Indemnitees that are indemnifiable pursuant to Section 11.1(a).

(c)      Notwithstanding anything to the contrary in this Agreement, in no event shall Seller indemnify the Buyer Indemnitees, or be otherwise liable in any way whatsoever to the Buyer Indemnitees, for any Losses (determined after giving effect to the other provisions of this Section 11.3) otherwise subject to indemnification by Seller pursuant to Section 11.1(b) until (i) any individual Loss (or series of related Losses arising from a common set of facts) exceeds Fifty Thousand Dollars ($50,000) and (ii) the Buyer Indemnitees have incurred Losses otherwise indemnifiable pursuant to Section 11.1(b) that in the aggregate exceed Twenty Million Dollars ($20,000,000). Seller shall be liable for all Losses individually or in the aggregate (determined after giving effect to the other provisions of this Section 11.3) incurred by the Buyer Indemnitees that are subject to indemnification by Seller pursuant to Section 11.1(b) that in the aggregate exceed Twenty Million Dollars ($20,000,000), up to, but not exceeding, One Hundred Million Dollars ($100,000,000).

Section 11.4  Limitations on Buyer’s Liability.  Notwithstanding anything to the contrary in this Agreement, the liability of Buyer under this Agreement, any Related Document and any other documents delivered in connection herewith or contemplated hereby shall be limited as follows:

(a)      EXCEPT TO THE EXTENT ARISING OUT OF FRAUD, CRIMINAL MISREPRESENTATION OR WILLFUL MISCONDUCT, IN NO EVENT SHALL BUYER BE LIABLE TO THE SELLER INDEMNITEES FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, REMOTE OR SPECULATIVE DAMAGES INCLUDING LOST PROFITS.

(b)      Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer indemnify the Seller Indemnitees, or be otherwise liable in any way whatsoever to the Seller Indemnitees, for any Losses (determined after giving effect to the other provisions of this Section 11.4) otherwise subject to indemnification by Buyer pursuant to Section 11.2(a) until the Seller Indemnitees have incurred Losses otherwise indemnifiable pursuant to Section 11.2(a) that in the aggregate exceed One Hundred Thousand Dollars ($100,000), after which Buyer shall then be liable for all Losses incurred by the Seller Indemnitees that are indemnifiable pursuant to Section 11.2(a).

(c)      Notwithstanding anything to the contrary in this Agreement, in no event shall Buyer indemnify the Seller Indemnitees, or be otherwise liable in any way whatsoever to the Seller Indemnitees, for any Losses (determined after giving effect to the other provisions of this Section 11.4) otherwise subject to indemnification by Buyer pursuant to Section 11.2(b) until (i) any individual Loss (or series of related Losses arising from a common set of facts) exceeds Fifty Thousand Dollars ($50,000) and (ii) the Seller Indemnitees have incurred Losses otherwise indemnifiable pursuant to Section 11.2(b) that in the aggregate exceed Twenty Million Dollars ($20,000,000). Buyer shall be liable for all Losses individually or in the aggregate (determined after giving effect to the other provisions of this Section 11.4) incurred by the Seller Indemnitees that are subject to indemnification by Buyer pursuant to Section 11.2(b) that in the aggregate exceed Twenty Million Dollars ($20,000,000), up to, but not exceeding, One Hundred Million Dollars ($100,000,000).

Section 11.5  Termination of Indemnification Obligations.

(a)      Each and every representation and warranty of Buyer or Parent contained in Article IV (other than Buyer Fundamental Representations) and the Seller’s Other Representations contained in Article V shall survive the Closing solely for purposes of Section 11.1(b) or Section 11.2(b), as applicable, until (and will expire and be of no further force or effect) a date that is twelve (12) months after the Closing Date. The Seller Fundamental Representations and Buyer Fundamental Representations shall survive the Closing for purposes of Section 11.1(a) and Section 11.2(a) indefinitely.

(b)      The obligations of each party to indemnify, defend and hold harmless the applicable Persons (i) pursuant to Section 11.1(c) and Section 11.2(c) will terminate upon the expiration of all applicable statutes of limitations (giving effect to any extensions thereof), (ii) pursuant to Section 11.1(b) and Section 11.2(b) will terminate when the applicable representation or warranty expires pursuant to Section 11.5(a), and (iii) pursuant to Sections 11.1(a), (d)-(g) and Sections 11.2(a), (d)-(e) will not terminate at any time; provided, however, that as to clauses (i) and (ii) above, such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice (stating in reasonable detail the basis of such claim) to the applicable Indemnifying Party.

Section 11.6  Claims Procedure.

(a)      All claims for indemnification under Sections 11.1 or 11.2, or any other provision of this Agreement except as otherwise expressly provided in this Agreement, shall be asserted and resolved pursuant to this Article XI. Any Person claiming indemnification or reimbursement hereunder is referred to as the “Indemnified Party” and any Person against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.” Other than with respect to Third Party Claims (as defined below) which is provided for in Section 11.6(b), an Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given rise to a right of indemnification under this Article XI, within sixty (60) days of such determination stating the amount of the Loss, if known, and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b)      In the event that any Losses are asserted against or sought to be collected from or Threatened to be sought from an Indemnified Party by a third party, including a Governmental Body (each, a “Third Party Claim”), said Indemnified Party shall, within thirty (30) days of being made aware of such claim, provide to the Indemnifying Party a Claim Notice. If the Indemnified Party fails to notify the Indemnifying Party of any Losses in accordance with the provisions of this Article XI such that the Indemnifying Party’s ability to defend against the Losses is materially prejudiced, then the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Losses to the extent (but only to the extent) of such prejudice. The Indemnifying Party shall have ten (10) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such Losses and/or (ii) whether or not it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Losses; provided, however, that any Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading that it shall reasonably deem necessary or appropriate to protect its interests or those of the Indemnifying Party (and of which it shall have given notice and opportunity to comment to the Indemnifying Party) and not prejudicial to the Indemnifying Party. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such Losses and expressly confirms in writing that, as between the Indemnifying Party and the Indemnified Party, the Indemnifying party shall be solely responsible for its obligation to indemnify and hold harmless the Indemnified Party for the Losses that are reasonably likely to result from such claim, the Indemnifying Party shall have the right, to the extent permitted by applicable Law, to assume and control the defense of such Third Party Claim at its expense and through counsel approved by the Indemnified Party (which approval may not be unreasonably withheld), which proceedings shall be promptly settled or prosecuted by them to a final conclusion.

(c)      Notwithstanding the foregoing and except with respect to Buyer’s indemnification obligations pursuant to Section 11.2(e), if (i) the Indemnified Party shall have reasonably concluded that there is a reasonable probability that the Third Party Claim would materially and adversely affect it or its Affiliates other than as a result of monetary damages for which the Indemnified Party would be entitled to indemnification or reimbursement under this Article XI, or (ii) the actual or potential defendants in, or targets of, such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there are or are reasonably likely to be legal defenses available to it which are different from or additional to those available to the Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in either case that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then, in any such case, the Indemnifying Party shall not have the right to assume or control such defense.

(d)      If the Indemnifying Party duly elects to undertake a defense against a Third Party Claim as described in Section 11.6(b), and if the Indemnified Party desires to participate in, but not control, any such defense or settlement, then it may do so at its sole cost and expense; provided, however, that the participation of such claim by counsel selected by the Indemnifying Party will not, in the reasonable judgment of counsel to the Indemnified Party, create a conflict or potential conflict of interest between such parties. Except with respect to

Buyer’s indemnification obligations pursuant to Section 11.2(e), the Indemnifying Party shall reimburse the Indemnified Party for the reasonable fees of such separate counsel if the actual or potential defendants in, or targets of, such Third Party Claim include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that there are or are reasonably likely to be legal defenses available to it which are different from or additional to those available to the Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in either case that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, provided, however, that the Indemnifying Party shall not be obligated to pay the fees of more than one separate counsel for all Indemnified Parties. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Losses that the Indemnifying Party elects to contest or, if appropriate and related to the claim in question, in making any counterclaim against the Person asserting the third party Losses, or any cross-complaint against any Person. No claim may be settled or otherwise compromised without the prior written consent of both the Indemnifying Party and the Indemnified Party (which consent shall not be unreasonably withheld); provided, however, that the Indemnifying Party may pay, compromise, settle or otherwise dispose of any claim without the prior written consent of the Indemnified Party only if (i) such settlement involves only the payment of money, (ii) such payment is made in full solely by the Indemnifying Party without recourse to the Indemnified Party, and (iii) such settlement does not impose any obligations or restrictions on the Indemnified Party of any nature. In no event will the Indemnifying Party have the authority to agree, without the consent of the Indemnified Party, to any relief binding on the Indemnified Party other than the payment of money damages by the Indemnifying Party without recourse to the Indemnified Party.

(e)      The Indemnified Party shall provide reasonable assistance to the Indemnifying Party and provide access to its books, records and personnel as the Indemnifying Party reasonably requests in connection with the investigation or defense of the Losses. The Indemnifying Party shall promptly, upon receipt of reasonable supporting documentation, reimburse the Indemnified Party for out-of-pocket costs and expenses incurred by the latter in providing the requested assistance.

(f)      If (i) the Indemnifying Party does not assume control over the defense of such Third Party Claim as provided in Section 11.6(b) or (ii) after assuming such control fails to diligently defend against such Third Party Claim in good faith, then the Indemnified Party shall have the right to defend and, upon obtaining the written consent of the Indemnifying Party (not to be unreasonably withheld) settle the Third Party Claim in such manner as it may deem appropriate, and the Indemnifying Party shall promptly reimburse the Indemnified Party therefor. The Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment (which consent shall not be unreasonably withheld) or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.

(g)      With regard to third party claims for which Buyer or Seller is entitled to indemnification under Section 11.1 or 11.2, such indemnification shall be paid by the Indemnifying Party upon (i) the entry of an Order against the Indemnified Party and the expiration of any applicable appeal period or (ii) a settlement with the consent of the Indemnifying Party, provided that no such consent need be obtained if the Indemnifying Party fails to respond to the Claim Notice as provided in Section 11.6(a). Notwithstanding the foregoing but subject to Section 11.6(a), and provided that there is no dispute as to the applicability of indemnification, expenses of counsel to the Indemnified Party shall be reimbursed on a current basis by the Indemnifying Party as if such expenses are a liability of the Indemnifying Party.

Section 11.7  Exclusive Remedy.  Except (i) for claims arising out of fraud, criminal misrepresentation, or willful misconduct, and (ii) as otherwise provided in Sections 2.4(b), 3.2(c), 6.2(b), 6.8(b), 6.10(b) and Article VII, the rights, remedies and obligations of the Buyer Indemnitees and the Seller Indemnitees set forth in this Article XI will be the exclusive rights, remedies and obligations of such Persons after the Closing with respect to all post-Closing claims relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby or thereby. Except for claims arising out of fraud, criminal misrepresentation or willful misconduct, no Proceeding for termination or rescission, or claiming repudiation, of this Agreement may be brought or maintained by either party against the other following the Closing Date no matter how severe, grave or fundamental any breach, default or nonperformance may be by one party. Accordingly, except as otherwise provided in this Section 11.7, the parties hereby expressly waive and forego any and all rights they may possess to bring any such Proceeding.

ARTICLE XII

GENERAL PROVISIONS

Section 12.1  Expenses.  Except as otherwise specifically provided herein, each party will pay all costs and expenses of its performance of and compliance with this Agreement, provided that notwithstanding anything to the contrary contained herein, Buyer shall pay all of the fees and expenses associated with any of its filings or approvals related to or required by the PUC, including, any of its attorneys’ fees and other expert advisors representation but not the fees of any advisors to Seller or its Affiliates.

Section 12.2  Notices.  All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been given upon receipt if either (a) personally delivered with written acknowledgment of such receipt, (b) sent by prepaid first class mail, and registered or certified and a return receipt requested, as of the date such receipt indicates by signature, (c) sent by overnight delivery via a nationally recognized carrier with written acknowledgment of such receipt or (d) by e-mail with, and as of the date of, receipt being acknowledged in writing:

If to Seller or to PFMC, to:

The City of Philadelphia

1515 Arch Street

15th Floor

Philadelphia, PA 19102

Attention: City Solicitor

Email:  Shelley.smith@phila.gov

with a copy (which shall not constitute notice), to:

Ballard Spahr LLP

1735 Market Street, 51st Floor

Philadelphia, PA 19103

Attention: Gregory L. Seltzer

Email:    seltzerg@ballardspahr.com

If to Parent or Buyer, to:

UIL Holdings Corporation

157 Church Street

P.O. Box 1564

New Haven, CT 06506-0901

Attention: Richard Nicholas, Executive Vice President and Chief Financial Officer, and Sigrid

Kun, Assistant General Counsel and Corporate Secretary

Telephone: 203-499-0790 / 203-499-5858

Email:	richard.nicholas@uinet.com
sigrid.kun@uinet.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Joseph B. Frumkin and George J. Sampas

Telephone: 212-558-4000

Email:	frumkinj@sullcrom.com
sampasg@sullcrom.com

Section 12.3  Assignment.  This Agreement may not be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto; provided that Buyer may assign its obligations hereunder to another wholly-owned subsidiary of Parent, provided that no such assignment or delegation shall materially delay the Closing or relieve Buyer or Parent of its obligations hereunder, and Buyer and Parent shall remain primarily liable to Seller pursuant to the terms of this Agreement.

Section 12.4  Successors.  Subject to the provisions of Section 12.3, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

Section 12.5  Governing Law.  The validity, performance, and enforcement of this Agreement, all Related Documents and the transactions contemplated hereby and thereby, unless expressly provided to the contrary, shall be governed by the laws of the Commonwealth of Pennsylvania without giving effect to the conflicts of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania.

Section 12.6  Construction of Agreement.  The terms and provisions of this Agreement represent the results of negotiations between Buyer and Seller, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and Buyer and Seller hereby waive the application in connection with the interpretation and construction of this Agreement of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the party whose attorney prepared the executed draft or any earlier draft of this Agreement. It is understood and agreed that neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in the Seller Disclosure Letter is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and none of the parties shall use the fact of the setting of such amounts or the fact of any inclusion of any such item in the Seller Disclosure Letter in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof; provided, however, that all contracts included on Section 5.9 of the Seller Disclosure Letter are Material Contracts. The word “including” in this Agreement shall mean including without limitation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Seller Disclosure Letter) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Section of the Seller Disclosure Letter references are to the Articles, Sections, paragraphs, Exhibits and Sections of the Seller Disclosure Letter to this Agreement unless otherwise specified.

Section 12.7  Publicity.  Neither party hereto, nor any of their respective Affiliates or Representatives, shall issue, make or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby, or otherwise make any disclosures relating thereto, without the consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that such consent shall not be required where such release or announcement is required by applicable law or the rules or regulations of a securities exchange, in which event the party so required to issue such release or announcement shall endeavor, wherever possible, to furnish an advance copy of the proposed release to the other party.

Section 12.8  Waiver.  Except as otherwise expressly provided in this Agreement, neither the failure nor any delay on the part of any party to exercise any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise or waiver of any such right, power or privilege preclude any other or further exercise thereof, or the exercise of any other right, power or privilege available to each party at law or in equity. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 12.9  Parties in Interest.  This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person, other than the parties hereto and their successors and permitted assigns, any rights or remedies hereunder; provided, however, that the indemnification provisions in Article XI shall inure to the benefit of, and be enforceable by, the Seller Indemnitees as provided therein. Without limiting the foregoing, no provision of this Agreement (including the documents and instruments referred to herein) creates any rights in any employee or former employee of Seller (including any beneficiary or dependent thereof) in respect of continued employment or resumed employment, and no provision of this Agreement creates any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement. Notwithstanding anything to the contrary in this Section 12.9, each of this Section 12.9, and Section 12.5, Section 12.11, Section 12.16, Section 12.17 and Section 12.18 is intended to benefit, and be enforceable by, the Financing Sources and their stockholders, partners and members.

Section 12.10 Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.11 Amendment.  This Agreement may be amended only by an instrument in writing executed and delivered by the parties hereto. Notwithstanding the foregoing, no amendments or modifications to the provisions of which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 12.9 shall be permitted in a manner adverse to any Financing Source without the prior written consent of such Financing Source.

Section 12.12 Entire Agreement.  This Agreement and the Disclosure Letters hereto and the documents specifically referred to herein and the Confidentiality Agreement constitute the entire agreement, understanding, representations and warranties of the parties hereto, and supersede all prior agreements, both written and oral, between Buyer and Seller. The Disclosure Letters annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Disclosure of any fact or item in the Disclosure Letters referenced by a particular paragraph or Section in this Agreement shall, should the existence of the fact or item or its contents be relevant to any other paragraph or Section, be deemed to be disclosed with respect to that other paragraph or Section whether or not any explicit cross-reference appears therein but only to the extent that such relevance is clearly and readily apparent from the face of such disclosure.

Section 12.13 Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement, to the extent signed and delivered by means of a facsimile machine or by other electronic transmission of a manual signature (by portable document format (pdf) or other method that enables the recipient to reproduce a copy of the manual signature), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

Section 12.14  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 12.15  Dispute Resolution.  The parties agree that, upon the occurrence of a dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby that has not been resolved by negotiation but prior to the commencement of any Proceeding in respect of any such dispute, the parties shall hold one or more meetings with a mediator reasonably agreed upon by the parties to attempt in good faith to resolve such dispute. At such meeting(s), each party shall be represented by a person with decision-making authority. The mediation shall be conducted in accordance with the rules of JAMS.

Section 12.16  Consent to Jurisdiction.  The parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts located in the City of Philadelphia in the Commonwealth of Pennsylvania over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby, and each party irrevocably agrees that all Claims in respect of such dispute or proceeding shall be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the venue of any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Notwithstanding anything in this Agreement to the contrary and without limitation of the rights of the Financing Sources set forth in Section 12.18, (a) the parties hereby agree that they will not bring or support, or permit any of their Affiliates or Representatives to bring or support, any Claim, cross-claim or third-party Claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (or any Financing Source’s stockholders, partners and members) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (b) Seller hereby agrees that it will not bring or support, or permit any of its Affiliates or Representatives to bring or support, any Claim, cross-claim or third-party Claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (or any Financing Source’s stockholders, partners and members) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof. In no event shall Buyer (or its Affiliates) be forced to litigate against the Financing Sources.

Section 12.17 Enforcement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the Commonwealth of Pennsylvania, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto further hereby waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 12.18 Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF UNDER OR IN CONNECTION WITH THE FINANCING OR ANY CLAIM OR PROCEEDING INVOLVING THE FINANCING SOURCES.

Section 12.19 Time of Essence.  This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the parties hereto intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each party hereto hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.20 No Recording.  Buyer may not record this Agreement or cause or permit the same to be recorded; provided that Buyer may file this Agreement with the Securities Exchange Commission or any other Governmental Authority having jurisdiction over Buyer or any of its affiliates. If Buyer shall record this Agreement or cause or permit same to be recorded, other than as provided above, Seller may, at its option, elect to treat such as a breach of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first written above.

THE CITY OF PHILADELPHIA

BY:	OFFICE OF THE MAYOR

	By	/s/ Michael A. Nutter
Name: Michael A. Nutter
Title: Mayor

BY:	DEPARTMENT OF PUBLIC PROPERTY

	By	/s/ Bridget Collins-Greenwald
Name: Bridget Collins-Greenwald
Title: Public Property Commissioner

BY:	PROCUREMENT DEPARTMENT

	By	/s/ Hugh Ortman
Name: Hugh Ortman
Title: Procurement Commissioner

BY:	OFFICE OF THE DIRECTOR OF FINANCE

	By	/s/ Rob Dubow
Name: Rob Dubow
Title: Director of Finance

Approved as to form
Shelley R. Smith
City Solicitor

By	/s/ Shelley R. Smith
Name: Shelley R. Smith
Title: City Solicitor

[Signature Page to Asset Purchase Agreement]

WGP ACQUISITION LLC

By: UIL HOLDINGS CORPORATION, its Member

By	/s/ James P. Torgerson

Name:	James P. Torgerson

	Title:	President and CEO

UIL HOLDINGS CORPORATION

By	/s/ James P. Torgerson

Name:	James P. Torgerson

Title:	President and CEO

[Signature Page to Asset Purchase Agreement]